RENTECH, INC.

OKON

PETROLEUM

2001 ANNUAL REPORT

TABLE OF CONTENTS

OUR BUSINESSES

Gas-to-liquids Technology. Rentech is an energy technology company engaged in the gas-to-liquids (GTL) business. We have developed and own patented and proprietary GTL technology which we license to members of the energy industry. Our GTL technology is useful for converting synthesis gases derived from carbon-bearing materials, either natural gas or liquids or solids, into synthetic liquid hydrocarbons. The products include clean-burning diesel fuel, naphthas used for making gasoline and certain petrochemicals, and specialty products such as petroleum waxes, petrochemical feedstocks, and synthetic lubricant base oil.

The liquid hydrocarbons resulting from our GTL process are similar to analogous products derived from crude oil refining. Tests of our diesel fuel show it has significant environmental benefits over crude oil hydrocarbons resulting from the way our diesel fuel is produced. Unlike conventional diesel, our diesel fuel is free of sulfur, so it releases no sulfurous oxide into the atmosphere, and it has no chemical compounds known as aromatics, which are believed to be carcinogenic.

OKON, Inc. OKON manufactures and markets water-based wood stains, concrete stains, concrete block pluggers and other water repellent sealers on a wholesale basis. All of the coatings we produce are biodegradable and environmentally clean.

Petroleum Mud Logging, Inc. PML provides well logging services to the oil and gas industry. We own 25 special vehicles equipped as mobile laboratories that are driven from well to well. Through state-of-the-art instruments, the logging equipment measures traces of gases and water throughout the depth of a well bore by analyzing the drilling mud recovered from the well as drilling progresses. The mineral owners use this information to detect the presence of oil and gas deposits in underground formations, and to direct the exploration and development drilling of their properties.

REN Corporation. REN, which is owned 56% by Rentech, manufactures computer-controlled testing equipment systems and sells them on a custom-order basis to industrial manufacturers. These manufacturers use REN's industrial automation systems for controlling quality control and increasing productivity in the manufacture of their products. The customers' products include automatic hydraulic pumps, valves and actuators; diesel fuel injection pumps; transmissions; automatic hydraulic presses; and hydraulic hose assemblies. REN's primary market has been automated test equipment for the fluid power industry. REN's customer base currently consists of some of the world's largest heavy-equipment manufacturers.

QUARTERLY FINANCIAL DATA (Unaudited)

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Fiscal 2001				
Revenues	$ 1,512,817	$ 1,853,450	$ 2,408,816	$ 2,391,493
Gross Profit	$ 469,620	$ 848,532	$ 652,398	$ 45,667
Loss from Operations	$(1,255,938)	$ (569,209)	$ (591,577)	$(2,160,855)
Net Loss	$(1,341,274)	$ (642,892)	$ (692,873)	$(4,093,668)(1)
Loss Per Share	$ (.02)	$ (.02)	$ (.01)	$ (.06)
Fiscal 2000				
Revenues	$ 1,045,244	$ 984,062	$ 1,375,674	$ 1,651,627
Gross Profit	$ 463,636	$ 322,671	$ 571,873	$ 574,031
Loss from Operations	$ (641,799)	$ (983,198)	$(1,523,280)	$ (656,112)
Net Loss	$ (674,905)	$(1,056,214)	$(1,731,160)	$ (637,116)
Loss Per Share	$ (.02)	$ (.02)	$ (.03)	$ (.01)

(1) Includes $1,842,135 loss on investment in Dresser Engineers & Constructors, Inc.

NOTE:
This report contains forward-looking statements within the meaning of the federal securities laws, as well as historical and current facts. These forward-looking statements include those relating to the Rentech GTL Technology; the continued development of the Rentech GTL Technology to increase its economic efficiency and use; market acceptance of the technology; ability to obtain financing for plants using the Rentech GTL Technology; ability to economically construct new plants or retrofit existing gas plants; the timing by which plants may be constructed and begin production; ability to obtain low-cost feedstocks and to economically operate the plants; successful operation of the plants; the market value and acceptance of the liquid hydrocarbon products; revenues from the Rentech GTL Technology; market acceptance of and the anticipated revenues from the stains and sealers produced by OKON, Inc.; the market demand and anticipated revenues from the oil and gas field services provided by Petroleum Mud Logging, Inc.; the ability of REN Corporation to complete its sales orders; ability to obtain needed capital; and statements about business strategies, future growth, operations and financial results. These statements often can be identified by the use of terms such as "may," "will," "should," "expect," "believe," "anticipate," "estimate," "intend," "plan," "project," "approximate" or "continue," or the negative thereof. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we caution readers not to place undue reliance on any forward-looking statements. Those statements represent our best judgment as to what may occur in the future. Forward-looking statements, however, are subject to risks, uncertainties and important factors beyond our control that could cause actual results and events to differ materially from historical results of operations and events and those presently anticipated or projected. Important factors that could cause actual results to differ from those reflected in the forward-looking statements include the risks of overruns in costs of constructing, retrofitting and operating commercial plants using the Rentech GTL Technology, problems with mechanical systems in the plants that are not directly related to the Rentech GTL Technology, dangers associated with construction and operation of gas processing plants like those using the Rentech GTL Technology, risks inherent in making investments and conducting business in foreign countries, protection of intellectual property rights, competition, difficulties in implementing our business strategies, and other risks described in this report.

Letter to Shareholders

Dear Shareholders:

Frederick Douglass, the great abolitionist, advisor to Abraham Lincoln and orator stated: "Without a struggle there can be no progress." Certainly the events of 2001 exemplify this statement for the World, our Nation and your Company. The effects of a sustained worldwide economic downturn, the events surrounding September 11, and the slow progress of the commercialization of gas-to-liquids as an industry created "struggles" for nations, for business, for individuals and you as shareholders of Rentech.

The "struggles" of Rentech pale in comparison to what happened in 2001 to thousands of families in the United States, as well as the struggles faced around the world. Even though world events and economic conditions did not provide a particularly favorable atmosphere for investing, your Company has continued to build and position itself for success in what has been considered one of the worst two consecutive years of overall market performance.

During fiscal year 2001, Rentech's revenues grew by 62% to $8 million dollars from $5 million during the previous year. The increase signifies five straight years of revenue growth for your Company and an overall growth of 583% during that five-year time period. We anticipate 2002 revenue growth to match that experienced in 2001.

Overall, 2001 revenue growth was attributable to significant contributions by all business sectors of Rentech, including most notably the gas-to-liquids division of the Company which accounted for 32% of the Company's total revenue. Our work with Texaco (now ChevronTexaco Corporation) and several new clients accounted for the 194% increase over the previous year.

2001 found Rentech again investing in its infrastructure to support the type of revenue growth the Company is experiencing. Our investments in Rentech and its three subsidiaries: OKON, Inc., the Company's water-based stains, sealers and coatings manufacturing and sales unit; Petroleum Mud Logging, our oil field service Company; and, REN Corporation, a manufacturer of high technology hydraulic testing equipment for heavy equipment, are beginning to show the progress your management had anticipated with the implementation of its business development plan five years ago. Management's effort to build a group of profitable cash-flowing non-GTL businesses was finally realized in 2001 as OKON, PML, and REN as a group were profitable while continuing to provide key cash flow to support the progress of our GTL efforts.

In 2001, OKON made inroads into a regional test market for its products with a national "Big Box" hardware and home improvement chain. The number of stores in the test market has been expanded and will continue into 2002. OKON also focused on the development of new products which could solve major problems in the ground face block coatings and sealing industry, including stucco and anti-graffiti coatings and graffiti cleaning. The overall impact of this development work has yet to be realized because many of the breakthroughs came towards the end of fiscal 2001. Initial introductions of the products to their respective markets do appear very promising and could substantially add to the growth of OKON and the overall growth of your Company.

When Rentech purchased Petroleum Mud Logging (PML) two years ago, we felt it had great potential but never imagined it would grow at the rate it has in such a short period of time. PML's excellent management team and reputation for quality work kept our logging units very active during 2001. PML accounted for over $3 million of Rentech's total revenue in 2001. PML also continued its development work on a new and innovative mud logging system which it plans to implement in 2002. By making the equipment and technology investment in PML over the last year and expanding the number of units we now have available to meet our growing customer base in the "oil patch," PML is well positioned to be a key contributor to Rentech's goals of profitability and commercialization of its GTL process technology.

In August of 2001 Rentech completed the purchase of 56% of REN CORPORATION located in Stillwater, Oklahoma. The gradual acquisition of REN has been discussed in our Securities and Exchange Commission filings over the last two years. REN CORPORATION is a twenty-year old manufacturer of automated industrial systems, specializing in test equipment for the fluid power industry and is recognized as a world leader in its field. REN boasts such repeat customers as Boeing; Caterpillar, USA; Daewoo Heavy Industries, Korea; Bosch Corporation, Germany; Parker Hannifin Corporation, USA; and, Sauer Danfoss, Great Britain. It is too early to quantify the impact REN's operations will have on Rentech revenues, but the Company believes the impact will be positive.

ITN Energy Systems, now called INICA, Inc., in which Rentech has a passive interest, has accelerated their efforts to commercialize their key technologies. In excess of 1.4 MWe of electric power capacity from Global Solar's thin film photovoltaics have been installed and are online. This represents both military and civilian orders which are increasing. INICA's batteries are in pilot production and new applications in the ever-growing medical and electronic sectors are being identified.

Above all else that is happening with your Company, Gas-to-Liquids remains the primary focus of our efforts. If measured by project construction, progress in the GTL industry has been slower than anticipated, but when measured by the continually expanding interest in the fundamentals and implementation of the technology, progress has been gratifying.

The key factors driving the industry continue to be: the monetization of stranded natural gas; maximization of natural gas assets by foreign countries; stringent low- to no-sulfur mandates for fuels being implemented virtually worldwide between 2006 and 2010; and, America's push toward more energy independence. These factors have brought both companies and countries to Rentech's front door and placed your Company in a position to progress to GTL's next step: commercialization of its technology.

During 2001, Rentech completed feasibility studies on several projects. From these studies, many of which Rentech was paid to carry out, valuable information was acquired and engineering templates have been developed which have the potential to accelerate the development of GTL projects. Your Company also has several previously announced feasibility studies still underway.

- **Wyoming** — In December 2001, we completed the study for the State of Wyoming regarding the conversion of an existing methanol MTBE facility, as well as for a 10,000 barrel-per-day "Greenfield plant." Unfortunately, conversion of the small methanol/MTBE plant did not yield the necessary economies of scale for a profitable plant at the high domestic natural gas prices being forecasted for the foreseeable future. The second portion of the study, a 10,000 barrel-per-day "Greenfield" project, demonstrated that a specialty chemical plant could be very profitable. We are continuing to investigate opportunities in Wyoming for both natural gas and coal fueled plants. Of course, any coal fueled plants would fall under our existing license with ChevronTexaco. The State of Wyoming continues to be a great supporter of the technology as a method to add value to their abundant natural resources.

- **Pertamina** — The work on the Indonesia-based grassroots GTL plants is progressing well. An office to manage the work underlying this project has been established in the Pertamina offices. The gathering of the necessary field data for plant design is almost complete and ready for transmission to our engineering office. The required data for end-product selection is anticipated to be developed shortly.

- **Bolivia** — GTL Bolivia is continuing to develop their 10,000 barrel-per-day project which will use Rentech's GTL technology. Over the past year, they have concentrated on Bolivian governmental policy issues which were successfully completed in December of 2001. This year GTL Bolivia plans to initiate engineering, secure the plant site, and obtain the necessary environmental permits with plans to start construction in 2003. Rentech continues to support GTL Bolivia and assist in their efforts to develop this important project. The Government of Bolivia is in full support and sees GTL as one of the technologies that will add value to their huge gas reserves.

- **Texaco** — Over the past year, we continued our efforts in support of ChevronTexaco's Early Entrance Co-production Program to meet contract goals. We are currently starting the second year of Phase II. Your Company believes that significant progress has been made in our work with Texaco in enhancing the value of the conversion of syngas made from coal or refinery bottoms to FT products. Moreover, the events of September 11th have renewed our country's focus on the importance of energy independence. Clean coal technologies can meet that need. In 2002, Rentech expects to continue in its efforts with ChevronTexaco to refine the integration of our two technologies, ChevronTexaco's gasification and Rentech's GTL.

During the coming year, we also expect to continue our efforts initiated this past year on behalf of a third party in developing a viable FT plant design for installation on Floating Storage and Offloading vessels (FPSO).

In February of 2000, Rentech signed an agreement with Petrie Parkman & Company to be our advisors. The focus of the engagement is to bring substantial capital and senior oil & gas industry experience to bear on the commercialization of Rentech's GTL technology. Under consideration are various options which may include the formation of one or more joint ventures with strategic industry partners, a merger, or a sale of all or a part of the Company. At the time of this writing, Petrie Parkman has done an excellent job in bringing interested parties to your Company. Though we are restricted from revealing any details of your Company's work with

Petrie Parkman, we will say that we are very pleased to this point with their progress and the potential it represents to your Company.

The year 2001 was not the year of GTL commercialization for Rentech or any of its competitors. However, for Rentech it was a focused year. We reached our goals of profitability and positive cash flow in our non-GTL subsidiaries. We commenced numerous paid-for GTL studies. We have identified potential strategic partners through Petrie Parkman's efforts.

While not immune from world events (as our stock price clearly reflects), I believe we have improved Rentech's overall financial condition and enhanced the Company's ability to reach its penultimate goal of commercializing its GTL technology. Moreover, I believe Rentech has kept pace with its competitors, none of whom have been able to break ground on a commercial plant or been immune to negative equity markets.

As we continue together, I personally thank you for your loyalty and perseverance as shareholders of Rentech.

Sincerely,

Dennis L. Yakobson
Chairman, President and CEO

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE FISCAL YEARS ENDED SEPTEMBER 30, 2001 AND 2000

Overview

We are the developer and owner of a proprietary and patented gas-to-liquids (GTL) process that converts carbon-bearing gases, liquids and solids into valuable liquid hydrocarbon products. The products include clean burning diesel fuel, naphthas and specialty products such as waxes, petrochemical feedstocks, fuel cell feedstocks and synthetic lubricant base stock. We believe that the Rentech GTL Technology represents a major enhancement of the Fischer-Tropsch technology developed in Germany in the 1920s. We have successfully used the Rentech GTL Technology for a short period in a commercial-scale plant and for longer periods in several pilot plants. No commercial plant is now using the technology, and economic operation of the technology has not been demonstrated. We believe that the advancements we have made in Fischer-Tropsch technology will enable use of our GTL technology on a cost-effective basis in some situations.

We are exploiting our Rentech GTL Technology by marketing licenses to energy companies and owners of industrial gas plants, and owners of other carbon-bearing sources of feedstock such as natural gas. We are discussing proposals with several energy companies and owners of industrial gas plants for use of the Rentech GTL Technology through licenses or other business ventures.

Our iron-based catalyst that is an integral part of the Rentech GTL Technology is relatively inexpensive, and non-polluting, and works with a broad range of feedstocks. We believe that our technology provides significant opportunities to produce liquid hydrocarbon fuels and other valuable products from the large worldwide resources of natural gas, industrial waste gas, heavy crude oil, refinery byproducts, coal and petroleum coke, among other materials.

Our current licensees include Texaco Energy Systems, Inc., which we have exclusively licensed to use the technology with liquid and solid sources of feedstock that are not all natural gas. Texaco Energy Systems, Inc. (Texaco), formerly a division of Texaco, Inc., became a division of ChevronTexaco Corporation in 2001 after the merger of those two companies. Texaco is conducting its own study of the technology and has contracted for us to do research and development for integrating Texaco's gasification technology (which produces synthesis gas from feedstocks in liquid and solid forms) with Rentech's GTL Technology (which uses synthesis gas). Texaco is working on proposals to use the combined technologies for a U.S. Department of Energy project and other projects. We have granted licenses to several other licensees.

We are receiving royalty income as a result of our October 1998 license of the Rentech GTL Technology to Texaco and revenues from a technical services contract with Texaco. We are not receiving royalties on production of liquid hydrocarbons from use of the Rentech GTL Technology, or license fees except on an irregular basis. Revenues from the Rentech GTL Technology and the revenues from our other businesses conducted through OKON, Inc., Petroleum Mud Logging, Inc., and REN Corporation are not sufficient to cover our ongoing losses related to our efforts to commercialize the Rentech GTL Technology at this time.

Operating Revenues

Background

During the fiscal periods discussed in this report, we realized revenues from the stains, sealers and coatings business conducted by our wholly-owned subsidiary, OKON, Inc.; from the oil and gas field services provided by Petroleum Mud Logging, Inc., a wholly-owned subsidiary; from the manufacture of complex microprocessor controlled industrial automation systems by REN Corporation, a 56% owned subsidiary; and revenues associated with the Rentech GTL Technology. These revenues included royalties earned under our October 1998 license of the Rentech GTL Technology to Texaco, and contract payments for technical engineering services provided to Texaco and certain other companies. The goal of this work is to integrate Texaco's gasification technology with our Rentech GTL Technology. In the future, we expect to receive revenues associated with the Rentech GTL Technology from the following principal sources:

- Contract payments for design studies. These are preliminary feasibility studies for potential licensees. These payments are either due in full upon execution of the design contract or in monthly installments as services and materials are provided.

- License fees from licenses granted for use of the technology. We typically expect license fees to be paid in three equal installments, one upon grant of the license, another upon start of construction of a plant, and the last upon start of continuous operations of the plant.

- Contract payments for construction engineering services. We provide these services to licensees during construction or startup of the licensee's plants. These payments are typically made in monthly installments as services and materials are provided.

- Contract payments for supply of the synthesis gas reactors required for use with the Rentech GTL Technology. We plan to subcontract this work to fabricators. We expect to sell the reactors at our own cost plus a profit.

- Contract payments for supply of Rentech's catalyst required for use with the Rentech GTL Technology. We plan to subcontract requirements for our catalyst to specialists engaged in catalyst manufacturing. We plan to sell the catalyst at our cost plus a profit.

- Royalties for production of liquid hydrocarbons produced by licensees in their plants. We establish the royalty amounts in our licenses. Royalty payments are typically due monthly from licensees for the liquid hydrocarbons produced by a licensed plant, at a percentage of the current market value of conventionally produced crude oil.

- Sales of liquid hydrocarbon products from process plants in which we own an equity interest. We anticipate that we may be able to acquire partial ownership interests in one or more plants that use the Rentech GTL Technology. This is most likely to occur with existing industrial gas plants for which we contribute capital or technology, in exchange for an equity interest, during the conversion of a plant to use our technology.

- We anticipate that we may receive increased contract payments for design studies if interest by members of the energy industry in our technology grows. We do not expect to realize significantly increased revenues from exploitation of the Rentech GTL Technology until a commercial-scale plant using the technology is in operation and has proved profitable. We are attempting to obtain financing to retrofit an industrial gas plants to use the technology in order to demonstrate economic use of Rentech GTL Technology in a commercial-size plant. There are no assurances that adequate financing will be available or that we will succeed in retrofitting and successfully operating a converted plant at a profit. Our future operating revenues will depend primarily upon economic success by us, followed by success by our licensees, in financing, constructing and operating commercial-scale plants using the Rentech GTL Technology. Other factors affecting our success include competition by other GTL technologies, availability of low-cost feedstock, and market prices for conventional fuels and hydrocarbon products with which synthetic liquid hydrocarbons produced by use of our technology will compete. Our future operating revenues would also be increased to the extent we are able to expand revenues of our other businesses.

Operating Expenses

Our operating expenses have historically been grouped primarily into several categories of major expenses. These are development of the Rentech GTL Technology through pilot plants and the Synhytech commercial-scale plant in Pueblo, Colorado; acquiring and funding our other business segments to bring them to profitable operations; investing in the advanced technologies of ITN Energy Systems now INICA, Inc.; acquisition of a 56% interest in REN Corporation; marketing our technology and other general and administrative expenses; and the costs of financing our operations.

We have substantially increased our research and development expenses with the enhancements of our development and testing laboratory and the enlargement of our laboratory staff in 1999. We have also significantly increased our general and administrative expenses as our salary expenses have grown. We are incurring substantial costs associated with our one-half ownership interest in Sand Creek Energy LLC, which owns the mothballed Sand Creek plant. These include the maintenance and holding expenses for our one-half interest in the plant.

We expect to incur large costs to start the retrofitting of any industrial gas plants in which we may acquire an equity interest. We estimate that these expenses will remain at significant levels for approximately 12 to 18 months of construction work and several weeks after startup of a particular plant. When production is achieved, we anticipate incurring new expenses to market and sell the products. Because of the substantial capital investments we anticipate making in other plants in which we may acquire an equity interest, we project that we will incur significant depreciation and amortization expenses in the future.

Results of Operations

Fiscal Year 2001 Compared to Fiscal Year 2000

Revenues. We had revenues from product sales, service revenues and royalty income of $8,166,576 in fiscal 2001 and $5,066,607 in fiscal 2000.

Product Sales. Our product sales were realized from sales of water-based stains, sealers and coatings by our subsidiary, OKON, Inc. through which we conduct this paint business segment. These sales produced revenues of $2,367,689 in fiscal 2001. This compares to revenues from this segment of $2,096,159 for the 2000 fiscal year. The increase of 13% in revenues from this segment was primarily due to the addition of new customers, introduction of new products and increased marketing activities.

Service Revenues. Service revenues are provided by three of our business segments. The segments are the oil and gas field services segment, the Rentech GTL Technology technical services portion of the alternative fuels segment and the industrial automation systems segment. The technical services are provided through the scientists and technicians who staff our development and testing laboratory. In addition, the alternative fuels segment includes rental income from the development and testing laboratory building.

Service revenues in the amount of $3,031,139 were derived from contracts for the oil and gas field services provided by our subsidiary, Petroleum Mud Logging, Inc., in fiscal 2001. Our oil and gas field service revenues for fiscal year 2001 increased by $1,199,750 over the service revenues of $1,831,389 in fiscal 2000. The increases in mud logging service revenues were due primarily to increased demand for our mud logging services, particularly for new wells drilled for natural gas. In response, we outfitted eight of our mud log vehicles with new equipment and were thereby able to expand our services while having more units in the field than during the corresponding period of 2000. In addition, we have purchased ten new units to increase our capacity in order to meet increased demand for these services, and we increased the daily rates for these services.

Service revenues also included payments received from Texaco Energy Systems, Inc. and other customers for technical services provided related to the Rentech GTL Technology. On October 8, 1998, we licensed exclusive rights to Texaco to use our technology with liquid and solid carbon-bearing materials. Effective in February 1999, we entered into an additional agreement that produced these technical services revenues. Under that agreement, we are providing our technical services to Texaco with the goal of integrating Texaco's proprietary gasification technology, which produces synthesis gas from liquids and solids, with our Rentech GTL Technology. Our technology would use the synthesis gas to produce synthetic liquid hydrocarbons like clean-burning diesel fuel, naphthas, waxes and specialty products. We started billing Texaco for our technical services in April 1999. Subsequent to the technical services agreement with Texaco, we have entered into several feasibility and engineering contracts with other customers to provide technical services related to the Rentech GTL Technology. Our service revenues for these technical services were $2,212,432 during fiscal 2001 as compared to $751,166 during fiscal 2000. The increase of 194% in revenue was primarily due to the addition of several new customers and the increase in services provided to existing customers. These technical services were provided at our development and testing laboratory.

Service revenues in the amount of $193,317 were derived from contracts for the manufacture of complex microprocessor controlled industrial automation systems by our 56% owned subsidiary, REN Corporation, for the two months ended September 30, 2001. We had no service revenues for fiscal 2000 for this segment as the acquisition of REN Corporation was completed on August 1, 2001.

Service revenues included rental income as well. We leased part of our development and testing laboratory building in Denver, which was acquired in February 1999, to two tenants. Rental income from these tenants contributed $121,999 in revenue during fiscal 2001 as compared to $127,893 during fiscal 2000. Rental income is included in our alternative fuels segment.

Royalty Income. Royalty income consisted of royalties that we received as a result of our October 1998 license of the Rentech GTL Technology to Texaco. Under the license agreement, we earned $240,000 in royalties during fiscal 2001 as compared to $260,000 in royalties for the prior year. After Texaco is producing liquid hydrocarbons through the use of our technology, it is allowed by the license agreement to apply the royalty payments made after the initial $100,000 payment against future royalty payments made on account of production. Royalty income is included in our alternative fuels segment.

Costs of Sales. Our costs of sales include costs for our products as well as for our oil and gas field services, technical services, which includes research and development contract costs, and industrial automation services. During the fiscal year ended September 30, 2001, the combined costs of sales increased to $6,150,359 from $3,134,396 for the prior year. The increase of $3,015,963 relates almost entirely to costs associated with the addition of new revenues from these three business segments.

Costs of sales for product sales are the cost of sales of our paint business segment for sales of stains, sealers and coatings. During fiscal 2001, our cost of sales for the paint segment increased by $95,139 to $1,124,951, as compared to fiscal 2000. This increase is almost entirely related to the additional costs associated with the increased revenues from this business segment.

Costs of sales for oil and gas field services were $2,099,703 for fiscal 2001, up from $1,353,418 for fiscal 2000. This increase of $746,285 is largely due to the increase in revenues of this segment as well as to the addition of more mud logging vehicles and field employees to operate them as we expanded to meet the growth in demand for mud logging for new natural gas wells.

Costs of sales for technical services were $2,207,521 during fiscal 2001, up from $751,166 for fiscal 2000. The $1,456,355 increase resulted primarily from the increased technical services revenue as well as the additional expansion of the range and extent of our technical services for Texaco during the current year. We also added engineers and technicians to staff our development and testing laboratory which increased the salaries and related overhead expenditure costs for the technical services segment.

Costs of sales for technical services contracts also includes research and development contract costs for fiscal 2001 of $560,608. We had no research and development contract costs for fiscal 2000. These costs are made up of engineering and labor costs incurred to date on the $800,000 Wyoming Business Council (WBC) contract. The WBC contract provides for us to evaluate two potential GTL projects utilizing Rentech GTL Technology. Phase I involves studying the feasibility of retrofitting a portion of an existing methanol facility in Wyoming. Phase II entails the study of the feasibility of constructing a separate greenfield plant at the same site.

Costs of sales for the industrial automation systems segment were $157,576 for the two months ended September 30, 2001. We had no costs of sales for fiscal 2000 for this segment as the acquisition of REN Corporation was completed on August 1, 2001.

Gross Profit. Our gross profit for the year ended September 30, 2001 was $2,016,217, as compared to $1,932,211 for the 2000 period. The increase of $84,006 results from the combined contributions of additional revenues from product sales by our paint segment (up 13%), and increased service revenues from our oil and gas field services, technical services and industrial automation systems segments (up 65%, 194% and 100%). These additions to gross profit were offset by the increases in costs of sales of 9% for the paint segment, 55% for our oil and gas field services segment, 193% for our technical services segment, and 100% for our industrial automation systems segment, as well as a 100% increase in research and development contract costs. Revenues from each segment except for alternative fuels increased at a higher rate than the corresponding cost of sales during the year as a result of more efficient operations within each segment. Cost of sales for the alternative fuels segment increased at a higher rate than that of revenues as a result of increased activity for research and development contracts.

Operating Expenses. Operating expenses consist of general and administrative expense, depreciation and amortization, write-off of deposits related to acquisition and research and development.

General and Administrative Expenses. General and administrative expenses were $5,591,046 for fiscal year 2001, up $814,615 from fiscal 2000 when these expenses were $4,776,431. The increase for the current year is attributable to an increase in business volume which includes expenses related to the hiring of additional laboratory technicians for our technical services segment, increased office staffing and the inflationary impact on existing employee salaries, as well as the addition of the industrial automation systems segment beginning August 1, 2001.

Depreciation and Amortization. Depreciation and amortization expense for fiscal 2001 was $983,158. Of this amount, $190,180 was included in cost of sales. Depreciation and amortization expense for fiscal 2000 was $611,987, of which $167,079 was included in cost of sales. The increase in depreciation and amortization expense is attributable to the additional equipment acquired for our oil and gas field service segment as well as for the development and testing laboratory, and the $236,429 in amortization from software capitalized at the end of fiscal 2000.

Research and Development. Research and development expense was $204,583 for fiscal 2001, decreased by $310,678 from 2000, when this expense was $515,261. This decrease is primarily due to the significant increase in billable technical services work being performed at the development and testing laboratory for customers, which in turn decreased the amount of cost related to research and development.

Total Operating Expenses. Total operating expenses for the year ended September 30, 2001 were $6,593,796, as compared to $5,736,600 for fiscal 2000, an increase of $857,196. The increase in total operating expenses is a result of the factors, previously described, that relate to operating expenses.

Loss From Operations. Loss from operations for fiscal 2001 increased by $773,190 to a loss of $4,577,579, as compared to a loss of $3,804,389 for fiscal 2000. The increased loss is primarily due to the $560,608 increase in research and development contract costs as well as the $371,171 increase in depreciation and amortization expenses. This is partially offset by an increase in gross profit contributed by our operating segments.

Other Income (Expenses). Other income (expenses) include loss on investment, equity in loss of investee, interest income, interest expense, and loss on disposal of fixed assets.

Loss on Investment. As part of our year-end review of assets, we determined that our investment in shares of Dresser Engineers & Constructors, Inc. was impaired. Dresser is a privately owned company. We have not been able to obtain adequate information about its current business to support the existing valuation. Based upon our inability to determine Dresser Engineers' liquidity and the status of its business plans, we have recognized a $1,842,135 asset impairment for the year ended September 30, 2001. We continue to own 580,000 shares of the common stock of Dresser Engineers & Constructors that represent this investment.

Equity in Loss of Investee. In fiscal year 2001, we recognized $386,047 in equity in loss of investee, as compared to $276,585 in fiscal 2000. This represents our 50% share of the loss incurred by our joint venture in Sand Creek Energy LLC. The LLC is holding and maintaining the mothballed Sand Creek methanol plant. The increase during fiscal 2001 is primarily due to the fact that the facility was only owned for nine months during fiscal 2000.

Interest Income. Interest income in fiscal 2001 was $121,509, decreased from $135,443 during fiscal 2000. The decreased interest income was due primarily to having fewer funds invested in interest-bearing cash accounts.

Interest Expense. Interest expense in fiscal 2001 was $108,166, decreased from $136,833 during fiscal 2000. The decrease in interest expense is primarily the result of the pay-off during fiscal 2001 of our indebtedness associated with purchase of the mud logging assets.

Loss on Disposal of Fixed Assets. Loss on disposal of fixed assets was $17,031 during fiscal 2000, with no comparable amount in fiscal 2001. This loss represents write-off of capitalized leasehold improvements in the former facility upon relocation of our paint business segment to a larger facility. This loss was offset by a gain from disposal of vehicle by the mud logging segment.

Total Other Expenses. Total other expense increased to $2,214,839 for fiscal 2001, an increase of $1,919,833 over total other expenses of $295,006 for the comparable year ended September 30, 2000. The increase in total other expenses resulted from the combination of the factors previously described as other income (expense).

Minority Interest in Subsidiary's Net Loss. The minority interest in subsidiary's net loss of $21,711 during fiscal 2001 results from the acquisition of 56% of REN Corporation. This acquisition had not been completed during fiscal 2000.

Net Loss. For fiscal 2001, we experienced a net loss of $6,770,707 compared to a $4,099,395 net loss in fiscal 2000. The $2,671,312 increase in net loss resulted from a combination of the factors previously described.

Dividend Requirements on Convertible Preferred Stock. Dividend requirements on convertible preferred stock is the imputed amount calculated when there is a discount from fair market value when we issue our convertible preferred stock, plus the 9% dividend that accrues on the convertible preferred stock. The dividends are deducted from net loss in order to arrive at loss applicable to common stock. In both fiscal 2001 and fiscal 2000, we issued convertible preferred stock, and we were required to calculate a deemed dividend in both years. In fiscal 2001, we recorded dividends of $483,599 compared to $89,611 in fiscal 2000.

Loss Applicable to Common Stock. As a result of recording dividends on convertible preferred stock as described above, the loss applicable to common stock was $7,254,306 or $.11 per share in fiscal 2001 and $4,189,006 or $.07 per share in fiscal 2000.

Fiscal Year 2000 Compared to Fiscal Year 1999

Revenues. We had revenues from product sales, service revenues and royalty income of $5,066,607 in fiscal 2000 and $2,880,900 in fiscal 1999.

Product Sales. Our product sales were realized from sales of water-based stains, sealers and coatings by our subsidiary, OKON, Inc. through which we conduct this paint business segment. These sales produced revenues of $2,096,159 in fiscal 2000. This compares to revenues from this segment of $1,960,764 for the 1999 fiscal year. The increase of 7% in revenues from this segment was primarily due to new customers and the introduction of new products.

Service Revenues. Service revenues are provided by two of our business segments. The segments are the oil and gas field services segment and the Rentech GTL Technology technical services portion of the alternative fuels segment. The technical services are provided through the scientists and technicians who staff our development and testing laboratory. In addition, the alternative fuels segment includes rental income from the development and testing laboratory building.

Service revenues in the amount of $1,831,389 were derived from contracts for the oil and gas field services provided by our subsidiary, Petroleum Mud Logging, Inc., in fiscal 2000. Our oil and gas field service revenues for fiscal year 2000 increased by $1,535,877 over the service revenues of $295,512 in fiscal 1999. Our oil and gas field services were provided throughout all twelve months of the 2000 fiscal year, and only for the last four months of the 1999 fiscal year that followed our purchase of this business segment in June 1999. Another significant portion of the increase in oil and gas field service revenues was due to increased demand for our oil and gas field services, particularly for new wells drilled for natural gas. In response, we outfitted several of our unused mud log vehicles with new equipment and were thereby able to expand our services.

Service revenues also included payments received from Texaco Energy Systems, Inc. for our technical services related to the Rentech GTL Technology. On October 8, 1998, we licensed exclusive rights to Texaco to use our technology with liquid and solid carbon-bearing materials. Effective in February 1999, we entered into an additional agreement that produced these service revenues. Under that agreement, we are providing our technical services to Texaco with the goal of integrating Texaco's proprietary gasification technology, which produces synthesis gas from liquids and solids, with our Rentech GTL Technology. Our technology would use the synthesis gas to produce synthetic liquid hydrocarbons like clean-burning diesel fuel, naphthas, waxes and specialty products. We started billing Texaco for our technical services in April 1999. Our service revenues for these technical services were $751,166 during the twelve months of fiscal 2000 as compared to $211,246 during the six months in fiscal 1999.

Service revenues included rental income as well. We leased part of our development and testing laboratory in Denver, which was acquired in February 1999, to two tenants. Rental income from this facility contributed $127,893 in revenue for the twelve months of fiscal 2000 as compared to $73,378 for the seven months we owned it in fiscal 1999. Rental income is included in our alternative fuels segment.

Royalty Income. Royalty income consisted of royalties that we received as the result of our October 1998 license of the Rentech GTL Technology to Texaco. Under the license agreement, we earned $260,000 in royalties during fiscal 2000 as compared to $340,000 in royalties for the prior year. Royalty income for the 1999 fiscal year includes an initial payment of $100,000 that was made upon signing the license. After Texaco is producing liquid hydrocarbons through use of our technology, it is allowed by the license agreement to apply the royalty payments made after the initial $100,000 payment against future royalty payments made on account of production. Royalty income is included in our alternative fuels segment.

Costs of Sales. Our costs of sales includes costs for our products as well as for our oil and gas field services and technical services. During the fiscal year ended September 30, 2000, the combined costs of sales increased to $3,134,396 from $1,416,078 for the prior year. The increase of $1,718,318 relates almost entirely to costs associated with the addition of new revenues from these three business segments.

Costs of sales for product sales are the cost of sales of our paint business segment for sales of stains sealers and coatings. During fiscal 2000, our cost of sales for the paint segment increased by $111,134 to $1,029,812, as compared to fiscal 1999. This increase is almost entirely related to the additional costs associated with the increased revenues from this business segment.

Costs of sales for oil and gas field services were $1,353,418 for fiscal 2000, up from $244,404 for fiscal 1999. This increase of $1,109,014 is largely due to operating this business for twelve months in the

2000 year, compared to four months in the 1999 year. Some of the increase also relates to the addition of more mud logging vehicles and field employees to operate them as we expanded to meet the growth in demand for mud logging for new natural gas wells.

Costs of sales for technical services were $751,166 during fiscal 2000, up from $252,996 for fiscal 1999. Of this $498,170 increase, approximately one-half is due in part to providing these services for twelve months during the 2000 period, compared to six months during the 1999 period. We also expanded the range and extent of our technical services for Texaco during fiscal 2000. We added additional engineers and technicians to staff our development and testing laboratory. Those additional salaries and the related overhead expenditures amounted to approximately one-half of the total increase in costs for the technical services segment.

Gross Profit. Our gross profit for the year ended September 30, 2000 was $1,932,211, as compared to $1,464,822 for the 1999 period. The increase of $467,389 results from the combined contributions of additional revenues from product sales by our paint segment (up 7%), and increased service revenues from our oil and gas field services and technical services segments. These additions to gross profit were offset by a decrease in cost of sales of 2% for the paint segment and increases of 453% for our oil and gas field services segment and 196% for our technical services segment. Revenues from each segment increased at a higher rate than the corresponding cost of sales.

Operating Expenses. Operating expenses consist of general and administrative expense, depreciation and amortization, write-off of deposits related to acquisition, and research and development.

General and Administrative Expenses. General and administrative expenses were $4,776,431 for fiscal year 2000, up $665,280 from fiscal 1999 when these expenses were $4,111,151. The increase is attributable to approximately $329,000 associated with a full year of operations of Petroleum Mud Logging, $119,811 in maintenance and holding expenses associated with maintaining our one-half interest in the mothballed Sand Creek plant which were not incurred in the prior year, approximately $239,000 in expense for the hiring of additional laboratory technicians for our technical services segment and more office staff as well as higher salaries during fiscal 2000.

Depreciation and Amortization. Depreciation and amortization expense for fiscal 2000 was $611,987. Of this amount, $167,079 was included in cost of sales. Depreciation and amortization expense for fiscal 1999 was $488,713, of which $121,395 was included in cost of sales. The increase in depreciation and amortization expense for fiscal 2000 are attributable to the additional equipment acquired during fiscal 2000 for our mud logging segment and development and testing laboratory, a full twelve months of depreciation and amortization on the assets acquired with the acquisition of the mud logging segment during June 1999 compared to four months in 1999, and depreciation on the rental property for twelve months in 2000, as compared to eight months in 1999.

Write-Off of Deposits Related to Acquisition. We had no write-off of deposits related to a potential acquisition in fiscal 2000. This amount for fiscal 1999 consisted of expensing our $233,279 non-refundable deposit related to a potential acquisition. We expensed this deposit as we decided not to acquire the business.

Research and Development. Research and development expense was $515,261 for fiscal 2000, increased by $319,795 over 1999, when this expense was $195,466. This increase is primarily due to new research and development work that we undertook in fiscal 2000 to accelerate our improvements to the Rentech GTL Technology and ready it for commercial use.

Total Operating Expenses. Total operating expenses for the year ended September 30, 2000 were $5,736,000, as compared to $4,907,214 for fiscal 1999, an increase of $829,386. The increase in total operating expenses is a result of the factors, previously described, that relate to operating expenses.

Loss From Operations. Loss from operations for fiscal 2000 increased by $361,997 to a loss of $3,804,389, as compared to a loss of $3,442,392 for fiscal 1999. The increased loss is primarily due to increases in operating expenses, partially offset by an increase in gross profit contributed by our operating segments.

Other Income (Expenses). Other income (expenses) include equity in loss of investee, interest income, interest expense, and loss on disposal of fixed assets.

Equity in Loss of Investee. In fiscal year 2000, we recognized $276,585 in equity in loss of investee. This represents our 50% share of the loss incurred by our joint venture in Sand Creek Energy LLC. The LLC is holding and maintaining the mothballed Sand Creek methanol plant. We are considering retrofitting this plant to use it as a large pilot plant for continuing work with the Rentech GTL Technology. There was no comparable loss in fiscal 1999 because we acquired our interest in the plant in fiscal 2000.

Interest Income. Interest income in fiscal 2000 was $135,443, increased from $75,665 during fiscal 1999. The increased interest income was due to having more funds invested in interest-bearing cash accounts in fiscal 2000, because of the net proceeds from our private placement of our common stock in fiscal 2000, as well as interest income of approximately $45,600 in notes receivable during that period

Interest Expense. Interest expense in fiscal 2000 was $136,833, increased from $75,934 during fiscal 1999. The increase in interest expense is a result of our indebtedness associated with purchase of the mud logging assets and interest expense on the mortgage for purchase of our development and testing laboratory. Both of these indebtednesses were outstanding for all twelve months of fiscal 2000, but only for parts of fiscal 1999.

Loss on Disposal of Fixed Assets. Loss on disposal of fixed assets was $17,031 during fiscal 2000. This loss represents write-off of capitalized leasehold improvements in the former facility upon relocation of our paint business segment to a larger facility. This loss was offset by a gain from disposal of vehicle by the mud logging segment. There was no comparable amount in 1999.

Total Other Expenses. Total other expense increased to $295,006 for fiscal 2000, an increase of $294,737 over total other expenses of $269 for the comparable year ended September 30, 1999. The increase in total other expenses resulted from the combination of the factors previously described as other income (expense).

Net Loss. For fiscal 2000, we experienced a net loss of $4,099,395 compared to a $3,442,661 net loss in fiscal 1999. The $656,734 increase in net loss resulted from a combination of the factors previously described.

Dividend Requirements on Convertible Preferred Stock. Dividend requirements on convertible preferred stock is the imputed amount calculated when there is a discount from fair market value when we issue our convertible preferred stock, plus the 9% dividend that accrues on the convertible preferred stock. The dividends are deducted from net loss in order to arrive at loss applicable to common stock. In both fiscal 2000 and fiscal 1999, we issued convertible preferred stock, and we were required to calculate a deemed dividend in both years. In fiscal 2000, we recorded dividends of $89,611 compared to $531,932 in fiscal 1999.

Loss Applicable to Common Stock. As a result of recording dividends on convertible preferred stock as described above, the loss applicable to common stock was $4,189,006 or $.07 per share in fiscal 2000 and $3,974,593 or $.09 per share in fiscal 1999.

Liquidity and Capital Resources

At September 30, 2001, we had working capital of $1,412,195 as compared to working capital of $1,892,376 at September 30, 2000. The decrease in working capital is primarily due to the increase in accrued liabilities and billings in excess of costs and estimated earnings with regard to the acquisition of 56% of REN Corporation, as well as the contract liability recorded in relation to the Wyoming Business Council contract. This decrease also resulted from the use of cash for operations, investing activities and payments on long-term debt.

As of September 30, 2001, we had $4,323,390 in current assets, including accounts receivable of $1,745,838. At that time, our current liabilities were $2,911,195. We had long-term liabilities of $1,157,927. Most of our long-term liabilities relate to our mortgage on our laboratory facility which we purchased in February 1999. The rental income from the facility is adequate to fund the monthly mortgage payments. The mortgage is due on March 1, 2029.

The primary source of our liquidity has been equity capital contributions. We added an additional source of liquidity in March 1997 by the purchase of OKON, Inc., which conducts our paint business segment. We have received royalties from granting Texaco a license for use of the Rentech GTL Technology in October 1998. We have also had service revenues from Texaco since we started billing it for technical services relating to the Rentech GTL Technology, in April 1999. This work is being undertaken to integrate the Texaco gasification technology with our Rentech GTL Technology. We added another source of liquidity with the purchase in June 1999 of the mud logging assets that we operate through Petroleum Mud Logging, Inc. Finally, we added another source of liquidity with the purchase in August 2001 of 56% of REN Corporation, which manufactures complex microprocessor controlled industrial automation systems.

Our principal needs for liquidity in the past have been to fund working capital, pay for research and development of the Rentech GTL Technology, pay the costs of acquiring and initially funding the paint, oil and gas field services and industrial automation segments, invest in the advanced technologies of ITN Energy Systems, Inc., now known as INICA, Inc., and acquiring a 56% interest in REN Corporation.

We anticipate needs for substantial amounts of new capital for projects for commercializing the Rentech GTL Technology, to purchase property and equipment, and to continue significant research and development programs for the GTL projects we are considering. We expect to undertake these types of expenditures in efforts to commercialize the technology in one or more plants in which we may acquire part ownership. Even if we succeed in obtaining construction loans secured by such projects, we expect to need significant amounts of capital as our required share of the total investment in these projects. We may attempt to fund some of these project costs through sales of some part of our ownership, if we have any, in any industrial gas plant that we may attempt to retrofit. At this time, we own a one-half interest in one plant, which is the mothballed Sand Creek methanol plant. We are not targeting it for use as a commercial scale plant to use our technology and may sell the assets associated with the plant.

From our inception on December 18, 1981 through September 30, 2001, we have incurred losses in the amount of $25,571,028. For the year ended September 30, 2001, we recognized a $6,770,707 net loss. If we do not operate at a profit in the future, we may be unable to continue operations at the present level. As of September 30, 2001, we have a cash balance of $893,452.

We have been successful in the past in raising equity financing. For the years ended September 30, 2001, 2000 and 1999, we received net cash proceeds from the issuance of common stock of $2,332,005, $6,951,913 and $312,319. For the years ended September 30, 2001, 2000 and 1999, we have received net cash proceeds from the issuance of convertible preferred stock of $793,673, $150,000 and $1,834,844. Subsequent to fiscal 2001, we received net cash proceeds from the issuance of Series B preferred stock of $475,000, and we received $63,750 in cash proceeds from the exercise of stock options.

To achieve our objectives as planned for fiscal 2002, we may issue additional Series B convertible preferred stock to existing shareholders. We may issue common stock in a private placement to fund any working capital requirements should the need arise. In addition, we are in negotiations to sell certain assets. Sand Creek Energy, LLC, a company in which we have a 50% interest, has entered into an option agreement under which certain equipment and inventory of the methanol plant could be sold for $2,000,000. We believe that with our current available cash, revenues from operations, additional equity financing and the potential sale of assets will be sufficient to meet our cash operating requirements through September 30, 2002.

We are considering proposals to acquire ownership interests or leasehold rights in one or more of industrial gas plants that are presently under-utilized. Under these proposals, we would have to contribute capital, either alone or possibly in a joint venture with a present owner, to retrofit a plant to use the Rentech GTL Technology. Our goal is to have any converted plant operate on a commercial basis and realize a new source of revenues for the production and sale of liquid hydrocarbons.

If financing is available and we are able to retrofit and economically operate one or more plants in which we have acquired a share of ownership, we anticipate two types of benefits. One of these would be new revenues from our share of sales of liquid hydrocarbons. We also anticipate that economic use of the Rentech GTL Technology in one or more of these plants would lead to commercial use of our technology by others and additional revenues from license fees, engineering services, royalties and catalyst sales.

IF FINANCING IS NOT AVAILABLE, WE WILL NOT HAVE THE CAPITAL REQUIRED TO ACQUIRE INTERESTS IN ONE OR MORE INDUSTRIAL GAS PLANTS.

Our opportunities to acquire ownership interests in some of the industrial gas plants that we have targeted will only be available for a short period. If we do not obtain adequate financing during this period, we expect that these purchase and joint venture opportunities will cease to be available to us.

IF WE ARE UNABLE TO OBTAIN FINANCING, OUR EFFORTS TO ACHIEVE COMMERCIAL USE OF THE RENTECH GTL TECHNOLOGY BY OTHERS MAY BE DELAYED.

Without these funds, we could not acquire interests in the industrial plants we have targeted or convert them to use our technology. We would lose this opportunity to encourage others to use our technology on a commercial business. We would have to depend upon their interest in building new plants without the benefit of having at least one commercial-scale plant in operation.

WITHOUT THE PROCEEDS OF ADDITIONAL FINANCING, OUR PLAN TO GENERATE NEW REVENUES FROM USE OF THE TECHNOLOGY WOULD BE HINDERED AND DELAYED.

We could not realize revenues from sales of liquid hydrocarbon products produced by our own use of the Rentech GTL Technology without adequate capital to acquire joint ownership interests and to retrofit existing plants. Our plan to realize new revenues from license fees, engineering services, royalties and catalyst sales would be delayed.

We are discussing other proposals made by several energy companies for exploitation of the Rentech GTL Technology through licenses or other business ventures. In October 1998, we entered into a license agreement with Texaco Energy Systems, Inc. for commercialization of Rentech's GTL Technology through its integration with Texaco's gasification technology. We have increased the amount of our technical services work for Texaco. These additional services are focused on assisting Texaco with its performance under the DOE contract for the Early Entrance Co-production Plant. Increased levels of technical services work are expected to require us to further expand our testing and development staff. This will increase our need for operating funds.

TEXACO COULD TERMINATE THE LICENSE AGREEMENT WE HAVE GRANTED TO IT. IN ADDITION, TEXACO COULD END ITS CONTRACT FOR US TO PERFORM TECHNICAL SERVICES FOR IT. TEXACO COULD ALSO ABANDON THE PROJECTS FOR THE DOE CO-PRODUCTION PLANT. LOSS OF ANY ONE OR MORE OF THESE ARRANGEMENTS WOULD BE HARMFUL TO OUR PRESENT AND ANTICIPATED BUSINESS REVENUES.

If we lose any one or more of our business arrangements with Texaco, we would lose a substantial amount of our total revenues. Direct payments from Texaco amounted to 21% of our total revenues in fiscal 2001 and 20% in fiscal 2000. We would be compelled to greatly reduce or close our testing and development laboratory and sharply reduce our scientific and technical staff, among other reductions in operating expenditures. We also anticipate that loss of these arrangements would discourage or at least delay other licensees and potential licensees who might use the technology.

Net Deferred Tax Asset. We had net deferred tax assets offset by a full valuation allowance at September 30, 2001 and 2000. We are not able to determine if it is more likely than not that the net deferred tax assets will be realized. See Note 11 to the Consolidated Financial Statements.

Analysis of Cash Flow

Operating Activities. Operating activities produced net losses of $6,770,707, $4,099,395 and $3,442,661 for the fiscal years ended September 30, 2001, 2000 and 1999, respectively. The cash flows used in operations in fiscal years 2001, 2000 and 1999 resulted from the following operating activities.

Depreciation. Depreciation is a non-cash expense. This expense increased during fiscal 2001 by $103,183, compared to fiscal year 2000, and by $112,234 during fiscal 2000, compared to fiscal 1999. The increases for these periods are attributable to the additional equipment acquired for our oil and gas field service segment as well as for the development and testing laboratory.

Amortization. Amortization is also a non-cash expense. This expense increased during fiscal 2001 by $267,988, compared to fiscal year 2000, and by $11,040 during fiscal 2000, compared to fiscal 1999. The increase for fiscal 2001 is attributable to the amortization of software capitalized at the end of fiscal 2000.

Loss on Investment. As of September 30, 2001, we determined that our investment in shares of Dresser Engineers & Constructors, Inc. was impaired. Dresser is a privately owned company. We have not been able to obtain adequate information about Dresser's current business to support the existing valuation. Based upon our inability to determine Dresser Engineers' liquidity and the status of its business plans, we have recognized a $1,842,135 asset impairment for the year ended September 30, 2001. We continue to own 580,000 shares of the common stock of Dresser Engineers & Constructors that represent this investment.

Deferred Offering Costs. During fiscal 2001, we expensed $123,642 in deferred offering costs related to proposed private and public offerings.

Interest Income. In fiscal 2001, interest income added back to operations $70,814, with no comparable amounts during fiscal 2000 and 1999. This amount relates to the interest earned on the note receivable from REN which was subsequently applied to the purchase consideration when we acquired a 56% interest in REN.

Loss on Disposal of Assets. Loss on disposal of assets is a non-cash expense. Loss on disposal of assets decreased to $17,031 for fiscal year 2000 and increased to $233,279 for fiscal 1999. There was no comparable loss for fiscal 2001. The loss for the 2000 period represents write-off of capitalized leasehold improvements to the former building upon relocation of our paint business segment to a larger facility. This loss was offset by a gain from disposal of vehicles by the oil and gas field services segment. During fiscal 1999, we wrote off a $233,279 non-refundable deposit related to a potential acquisition as we decided not to acquire the business.

Equity in Loss of Investee. We recognized equity in loss of investee in the amount of $386,047 during fiscal 2001 and $276,585 during fiscal year 2000. This represents our 50% share of the loss incurred by our joint venture in Sand Creek Energy LLC. The LLC is holding and maintaining the mothballed Sand Creek methanol plant. We acquired our investment in the plant during fiscal year 2000, and therefore there was no comparable amount in fiscal year 1999. The increase during fiscal 2001 is primarily due to the fact that the facility was only owned for nine months during fiscal 2000.

Minority Interest in Net Loss of Subsidiary. The minority interest in net loss of subsidiary of $21,711 during fiscal 2001 results from the acquisition of 56% of REN Corporation. This acquisition had not been completed during fiscal 2000.

Common Stock Issued for Services. We issued common stock for services in the amounts of $53,120, $53,120 and $62,500 for fiscal 2001, 2000 and 1999. These services consisted of shareholder relations provided by independent contractors and compensation to our directors.

Stock Options and Warrants Issued for Services. We issued stock options and warrants for services in the amounts of $185,837, $351,998 and $7,152 for fiscal 2001, 2000 and 1999. These options and warrants were issued in lieu of cash to our non-employee directors and independent contractor consultants for their services.

Changes in Operating Assets and Liabilities. The changes in operating assets and liabilities, net of business combination, result from the following factors.

Accounts Receivable. Accounts receivable increased by $919,072, $372,921 and $149,750 for the years ending September 30, 2001, 2000 and 1999. Accounts receivable increased in fiscal 2001, as compared to fiscal 2000, due to the increased sales of our paint business segment, oil and gas field services business segment, technical services segment and our industrial automation systems business segment. Accounts receivable increased in fiscal 2000, as compared to fiscal 1999, due to the increased sales of our paint business segment and our mud logging business segment.

Costs and Estimated Earnings in Excess of Billings. Costs and estimated earnings in excess of billings increased $203,736 as a result of contracts within the industrial automation systems segment which are accounted for under the percentage of completion method of accounting. This segment began operations during fiscal 2001.

Inventories. Inventories increased by $101,534 during fiscal 2001 primarily as a result of the inventories acquired with the acquisition of REN Corporation.

Accounts Payable. Accounts payable increased by $459,780, $14,910 and $29,580 during the years ended September 30, 2001, 2000 and 1999. The increase in fiscal 2001 as compared to fiscal 2000 resulted from increased activity within each business segment, including the industrial automation system segment acquired in fiscal 2001, as well as efforts to maximize cash investments during the year.

Accrued Liabilities and Accrued Payroll. Accrued liabilities and accrued payroll increased during fiscal 2001 primarily as a result of payroll and sales commissions and related liabilities assumed with the acquisition of REN Corporation.

Net Cash Used in Operating Activities. The total net cash used in operations increased to $3,218,907, $3,065,942 and $2,651,686 during the years ended September 30, 2001, 2000 and 1999. The increases reflect increased cash costs for general and administrative expenses, including those of our industrial automation systems subsidiary acquired in August 2001. These increases are partially offset by rental income as well as by increases in gross profits from each of our operating segments.

Investing Activities. Investing activities during the years ended September 30, 2001 and 2000 included purchases of $676,379 and $470,361, primarily in facilities for our development and testing research laboratory and for mud logging vehicles, which were specially equipped for our oil and gas field business segment. Investing activities during the year ended September 30, 1999 included purchases of $1,054,646 in building and equipment, primarily in laboratory facilities.

We received proceeds from disposal of vehicles in the fiscal years ending September 30, 2000 and 1999 of $24,068 and $13,791. There were no comparable proceeds in the 2001 period.

We used $597,812 in cash during the year ended September 30, 1999 to acquire some assets related to the acquisition of the oil and gas field service segment. There was no comparable acquisition in fiscal 2001 or fiscal 2000. During fiscal 2001, we used $59,013 in net cash to acquire a 56% interest in REN.

In the year ended September 30, 2000, we used $851,610 in cash to purchase an engineering study for conversion of the Sand Creek methanol plant. We believe that this study can be used as a generic model for all industrial gas plants to be converted to use the Rentech GTL Technology. There were no comparable expenditures in fiscal 2001 or fiscal 1999.

We used $372,794 and $287,169 to fund our 50% share of expenses of Sand Creek Energy, LLC during the years ended September 30, 2001 and 2000 as compared to no investment in that LLC during fiscal 1999. In addition, we used $177,051 as a deposit on an additional 5% interest in Dresser Engineers & Constructors, Inc. during the year ended September 30, 2000 as compared to using $2,072 in fiscal 1999. There was no comparable investment in fiscal 2001.

We invested $273,899 in deposits for a future acquisition during fiscal 2000, as compared to $477,615 in fiscal 1999.

Financing Activities. Financing activities during the year ended September 30, 2001 provided $2,332,005 in cash from the issuance of common stock compared to $6,951,913 during the year ended September 30, 2000 and $312,319 during the year ended September 30, 1999. During the year ended September 30, 2001, we received net proceeds of $793,673 from the issuance of convertible preferred stock as compared to net proceeds of $150,000 during the year ended September 30, 2000, and $1,834,844 during the year ended September 30, 1999. We redeemed warrants to purchase common stock during the year ended September 30, 2001in the amount of $2,084. We redeemed 23,832 shares of convertible preferred stock for $285,000 in cash during the year ended September 30, 2000, as compared to no cash redemption in fiscal 1999. In the 1999 fiscal year, we entered into a mortgage to finance the purchase of land and building in February 1999, and entered into two notes payable and assumed long-term debt in connection with the acquisition during June 1999 of the assets now held by our oil and gas field services business segment. During the year ended September 30, 2000, we acquired additional notes associated with the purchase of vehicles for our oil and gas field service segment. During the year ended September 30, 2001, we acquired additional notes associated with the purchase of vehicles for our oil and gas field service segment, for the refinance of the development and testing laboratory land and building and for the purchase of computer software. During fiscal 2001, we had $444,951 in additional borrowings. During the year ended September 30, 2001, we received proceeds from a contract liability of $750,000, and we repaid $624,846 on these debt obligations net of additional borrowings as compared to $448,037 during the year ended September 30, 2000 and $66,657 during the year ended September 30, 1999. The net cash provided by financing activities during the year ended September 30, 2001 was $3,617,719, compared to $6,321,214 in cash provided by financing activities during the year ended September 30, 2000 and $2,080,506 during the year ended September 30, 1999.

WE HAVE A HISTORY OF OPERATING LOSSES, AND HAVE NEVER OPERATED AT A PROFIT.

From our inception on December 18, 1981 through September 30, 2001, we have incurred losses in the amount of $25,571,028. For the year ending September 30, 2001, our net loss was $6,770,707. If we do not operate at a profit in the future, we may be unable to continue our operations at the present level. Ultimately, our ability to maintain our present level of business will depend upon earning a profit from operation of the Rentech GTL Technology. Our ability to do so has not been demonstrated.

WE NEED ADDITIONAL CAPITAL OR FINANCING ARRANGEMENTS TO CARRY OUT OUR PLANS. WITHOUT THESE SOURCES OF CAPITAL, WE WILL NOT BE ABLE TO ACQUIRE AND CONVERT INDUSTRIAL GAS PLANTS TO USE THE RENTECH GTL TECHNOLOGY.

We intend to seek project financing, that is acquisition and construction financing, to acquire and retrofit one or more industrial gas plants. We also hope to obtain additional debt and equity financing in the capital markets or through collaborative arrangements with potential co-owners of these plants. Additional financing may not be available to us. If so, we would have to defer or terminate our present expenditures, especially those intended to achieve commercialization of the Rentech GTL Technology as soon as possible. Our ability to implement our business plans and to achieve an operating profit would be delayed or prevented. We might have to transfer some aspects of our technology to others and allow them to develop markets for its use. If so, our revenues from the technology would be substantially reduced. If we raise additional capital by issuing equity securities, the ownership interests of our shareholders could be diluted. We could also issue preferred stock, without shareholder approval, to raise capital. The terms of our preferred stock could include dividends, conversion voting rights and liquidation preferences that are more favorable than those of the holders of our common stock.

THE REVENUES THAT WE EXPECT FROM OPERATING USE OF THE RENTECH GTL TECHNOLOGY MAY NOT BE REALIZED AS QUICKLY AS WE ANTICIPATE OR AT ALL. IF SO, THE EQUITY SOURCES OF FINANCING THAT WE HAVE PRIMARILY RELIED UPON IN THE PAST MAY NOT BE AVAILABLE.

We may experience long delays in realizing revenues from additional license fees, royalties and engineering services related to the Rentech GTL Technology. We may not receive substantial additional revenues from these sources at all. If so, our dependency upon obtaining working capital from financing activities will increase at times when our ability to do so will be decreased.

OUR BUSINESS IN FOREIGN NATIONS WILL BE SUBJECT TO RISKS INVOLVING CURRENCY EXCHANGE AND EXPROPRIATION OF FUNDS.

We expect that a substantial part of the use of our RentechGTL Technology will occur in foreign countries. This could result in payments to us in foreign currencies. The exchange of foreign currencies into U.S. dollars will subject us to the risk of unfavorable exchange rates that could reduce the value of our foreign revenues by a significant amount. We plan to seek to be paid at rates based on an exchange rate formula related to U.S. dollars. We may also experience delays and costs in expropriating any foreign revenues that we may earn to the United States. If we own property in foreign nations, we may have to present our related assets and liabilities on our financial statements at the current exchange rates.

WE HAVE NOT PAID DIVIDENDS ON OUR COMMON STOCK, AND WE DO NOT EXPECT TO DO SO IN THE FUTURE.

We have paid no dividends on our common stock since inception in 1981. We currently intend to retain any earnings for the future operation and development of our business. We do not anticipate paying dividends in the foreseeable future. Any future dividends may be restricted by the terms of outstanding preferred stock and other financing arrangements then in effect.

WE EXPECT OUR QUARTERLY AND ANNUAL FINANCIAL OPERATING RESULTS TO DIFFER FROM PERIOD TO PERIOD.

We have in the past, and expect in the future, to experience significant fluctuations in quarterly and annual operating results caused by the unpredictability of many factors. These variations may include differences in actual results of operations from results expected by financial analysts and investors, the demand for licenses of the Rentech GTL Technology, timing of construction and completion of plants by licensees, their ability to operate plants as intended, receipt of license fees and engineering fees and royalties, improvements or enhancements of gas-to-liquids technology by us and our competitors, economic use of our technology in commercial plants, changes in oil and gas market prices, the impact of competition by other technologies and energy sources, and general economic conditions. We believe that period-to-period comparisons of our results of operations may not necessarily be meaningful and should not be relied upon as indications of future performance. Some or all of these factors may cause our operating results in future fiscal quarters or years to be below the expectations of public market analysts and investors. In such event, the price of our common stock is likely to be materially adversely affected.

Recent Accounting Pronouncements from Financial Statement Disclosures

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value, less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. SFAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, are to be applied prospectively. We believe that the adoption of this statement will have no material impact on our consolidated financial statements.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires the fair value of a liability for an asset retirement obligation to be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 is effective June 30, 2003 for the Company. We believe the adoption of this statement will have no material impact on our consolidated financial statements.

In June 2001, the FASB finalized SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires the use of the purchase method of accounting and prohibits the use of the pooling-of-interests method of accounting for business combinations initiated after June 30, 2001. SFAS No. 141 also requires that companies recognize acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria and, upon adoption of SFAS No. 142, that companies reclassify the carrying amounts of intangible assets and goodwill based on the criteria in SFAS No. 141.

SFAS No. 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill for impairment at least annually. In addition, SFAS No. 142 requires that companies identify reporting units for the purposes of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life. An intangible asset with an indefinite useful life should be tested for impairment in accordance with the guidance in SFAS No. 142. This statement is effective October 1, 2001 for the company as the company intends to early adopt this statement.

Our previous business combinations were accounted for using the purchase method. As of September 30, 2001 the net carrying amount of goodwill is $1,511,368 and other intangible assets is $2,761,737. Amortization expense during the year ended September 30, 2001 was $618,340. In accordance with the provisions of SFAS No. 142, we have not amortized goodwill for the acquisition of REN Corporation completed in August 2001. We have determined that our reportable units are also our four business segments as discussed in this report. Currently, we are assessing but have not yet determined how the adoption of SFAS No. 141 and SFAS No. 142 will impact our financial position and results of operations.

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," amended by SFAS No. 137 and SFAS No. 138, which requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair market value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. The Company adopted SFAS No.

133, as amended by SFAS No. 137 and 138, as of October 1, 2000. The adoption of these statements has had no material impact on our consolidated financial statements.

In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 101 (SAB 101), "Revenue Recognition in Financial Statements" which provides additional guidance in applying generally accepted accounting principles to revenue recognition in financial statements. SAB 101 was effective as of the fourth quarter of fiscal year ended September 30, 2001. The adoption of this bulletin had no material impact on our financial statements.

BDO Seidman, LLP
Accountants and Consultants

17th & Grant Building
303 East Seventeenth Avenue, Suite 600
Denver, Colorado 80203
Telephone: (303) 830-1120
Fax: (303) 830-8130

Report of Independent Certified Public Accountants

Stockholders and Board of Directors
Rentech, Inc.
Denver, Colorado

We have audited the accompanying consolidated balance sheets of Rentech, Inc. and Subsidiaries (the "Company") as of September 30, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended September 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2001 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2001 in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

December 12, 2001
Denver, Colorado

Consolidated Balance Sheets

September 30,	2001	2000
Assets (Note 7)		
Current:		
Cash	$ 893,452	$ 1,516,815
Accounts receivable, net of $7,325 and $4,400 allowance for doubtful accounts (Note 14)	1,745,838	745,204
Costs and estimated earnings in excess of billings (Note 10)	73,020	-
Stock subscription receivable (Note 8)	250,000	-
Note receivable (Note 5)	191,779	-
Other receivables	52,706	101,025
Receivable from related party (Note 6)	69,293	64,246
Inventories (Note 2)	738,238	117,866
Prepaid expenses and other current assets	309,064	106,480
Total current assets	4,323,390	2,651,636
Property and equipment, net (Note 3)	4,388,776	3,583,548
Other:		
Licensed technology, net of accumulated amortization of $1,848,747 and $1,630,437	1,582,402	1,800,711
Capitalized software costs, net of accumulated amortization of $236,429 and $0	711,263	851,610
Goodwill, net of accumulated amortization of $400,599 and $302,248	1,511,368	1,104,905
Production backlog, net of accumulated amortization of $27,762 and $0 (Note 1)	138,355	-
Non-compete agreement, net of accumulated amortization of $5,432 and $0 (Note 1)	157,069	-
Investment in INICA, Inc. (Note 4)	3,079,107	3,079,107
Investment in Dresser (Note 5)	-	1,842,135
Investment in Sand Creek (Note 6)	-	10,584
Technology rights, net of accumulated amortization of $115,098 and $83,039	172,648	204,707
Deposit for acquisition (Note 1)	-	973,899
Deposits and other assets, net of $167,206 allowance for doubtful accounts as of September, 30, 2000	51,077	359,750
Total other assets	7,403,289	10,227,408
	$ 16,115,455	$ 16,462,592

See accompanying summary of accounting policies and notes to consolidated financial statements.

Consolidated Balance Sheets (Continued)

September 30,	2001	2000
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 883,255	$ 358,885
Billings in excess of costs and estimated earnings (Note 10)	130,930	-
Payable to related party (Note 17)	30,600	-
Accrued payroll	536,530	78,005
Accrued liabilities	436,017	78,817
Contract liability (Note 16)	750,000	-
Current portion of long-term debt (Note 7)	143,863	243,553
Total current liabilities	2,911,195	759,260
Long-term liabilities:		
Long-term debt, net of current portion (Note 7)	1,147,773	990,107
Lessee deposits	7,485	9,248
Investment in Sand Creek (Note 6)	2,669	-
Total long-term liabilities	1,157,927	999,355
Total liabilities	4,069,122	1,758,615
Minority interest (Note 1)	309,632	-
Commitments and Contingencies (Notes 6 and 9)		
Stockholders' equity (Note 8)		
Series A convertible preferred stock - $10 par value; 200,000 shares authorized; 200,000 shares issued and no shares outstanding; $10 per share liquidation value	-	-
Series B convertible preferred stock - $10 par value; 800,000 shares authorized; 641,664 and 524,998 shares issued and 27,778 and no shares outstanding; $10 per share liquidation value ($277,780 in the aggregate)	277,780	-
Series C participating cumulative preferred stock - $10 par value; 500,000 shares authorized; no shares issued and outstanding	-	-
Common stock - $.01 par value; 100,000,000 shares authorized; 66,665,631 and 62,824,228 shares issued and outstanding	666,653	628,240
Additional paid-in capital	36,384,562	32,925,887
Unearned compensation	(21,266)	(49,829)
Accumulated deficit	(25,571,028)	(18,800,321)
Total stockholders' equity	11,736,701	14,703,977
	$ 16,115,455	$ 16,462,592

See accompanying summary of accounting policies and notes to consolidated financial statements.

Rentech, Inc. and Subsidiaries

Consolidated Statements of Operations

Year Ended September 30,	2001	2000	1999
Revenues: (Notes 13 and 14)			
Product sales	$ **2,367,689**	$ 2,096,159	$ 1,960,764
Service revenues	**5,558,887**	2,710,448	580,136
Royalty income	**240,000**	260,000	340,000
Total revenues	**8,166,576**	5,066,607	2,880,900
Cost of sales:			
Product costs	**1,124,951**	1,029,812	918,678
Service costs	**4,464,800**	2,104,584	497,400
Research and development contract costs (Note 16)	**560,608**	-	-
Total costs of sales	**6,150,359**	3,134,396	1,416,078
Gross profit	**2,016,217**	1,932,211	1,464,822
Operating expenses:			
General and administrative expense	**5,591,046**	4,776,431	4,111,151
Depreciation and amortization	**798,167**	444,908	367,318
Write-off of deposits related to acquisition	**-**	-	233,279
Research and development	**204,583**	515,261	195,466
Total operating expenses	**6,593,796**	5,736,600	4,907,214
Loss from operations	**(4,577,579)**	(3,804,389)	(3,442,392)
Other income (expenses):			
Loss on investment (Note 5)	**(1,842,135)**	-	-
Equity in loss of investee (Note 6)	**(386,047)**	(276,585)	-
Interest income	**121,509**	135,443	75,665
Interest expense	**(108,166)**	(136,833)	(75,934)
Loss on disposal of fixed assets	**-**	(17,031)	-
Total other expenses	**(2,214,839)**	(295,006)	(269)
Minority interest in subsidiary's net loss	**21,711**	-	-
Net loss	**(6,770,707)**	(4,099,395)	(3,442,661)
Dividend requirements on convertible preferred stock (Note 8)	**483,599**	89,611	531,932
Loss applicable to common stockholders	$ **(7,254,306)**	$ (4,189,006)	$ (3,974,593)
Basic and diluted loss per common share	$ **(.11)**	$ (.07)	$ (.09)
Basic and diluted weighted-average number of common shares outstanding	**64,807,168**	57,532,816	43,838,417

See accompanying, summary of accounting policies and notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

	Convertible Preferred Stock								
	Series A		Series B		Common Stock		Additional Paid-In	Unearned	Accumulated
Years Ended September 30, 2001, 2000, and 1999	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Compensation	Deficit
Balance October 1, 1998	50,000	$500,000	107,500	$1,075,000	40,075,292	$ 400,750	$19,603,081	$ -	$(11,258,265)
Common stock issued for cash (Note 8)	-	-	-	-	150,000	1,500	48,500	-	-
Common stock issued for cash on options and warrants exercised (Note 8)	-	-	-	-	940,110	9,401	252,918	-	-
Common stock issued for acquisition (Note 8)	-	-	-	-	100,000	1,000	49,000	-	-
Common stock issued for investment (Note 5)	-	-	-	-	3,680,168	36,802	1,801,210	-	-
Common stock issued for services (Note 8)	-	-	-	-	100,000	1,000	61,500	-	-
Preferred stock issued for cash, net of offering costs of $248,476 (Note 8)	-	-	208,332	2,083,320	-	-	(248,476)	-	-
Common stock issued for conversion of preferred stock and $91,899 in dividends (Note 8)	(50,000)	(500,000)	(182,500)	(1,825,000)	4,227,177	42,272	2,279,651	-	-
Stock warrants granted for prepaid expenses (Note 8)	-	-	-	-	-	-	81,143	-	-
Stock options granted for services (Note 8)	-	-	-	-	-	-	7,152	-	-
Deemed dividends on convertible preferred stock of $440,033 (Note 8)	-	-	-	-	-	-	-	-	-
Net loss	-	-	-	-	-	-	-	-	(3,442,661)

See accompanying summary of accounting policies and notes to consolidated financial statements

Consolidated Statements of Stockholders' Equity (Continued)

Years Ended September 30, 2001, 2000, and 1999	Convertible Preferred Stock Series A Shares	Series A Amount	Series B Shares	Series B Amount	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Unearned Compensation	Accumulated Deficit
Balance, September 30, 1999	-	$ -	133,332	$1,333,320	49,272,747	$492,725	$23,935,679	$ -	$(14,700,926)
Common stock and stock options issued for cash, net of offering costs of $603,049 (Note 8)	-	-	-	-	8,428,334	84,283	5,844,668	-	-
Common stock issued for cash on options and warrants exercised (Note 8)	-	-	-	-	2,324,527	23,245	999,717	-	-
Common stock issued for deposit on business acquisition (Notes 1 and 8)	-	-	-	-	200,000	2,000	398,000	-	-
Common stock issued for services (Note 8)	-	-	-	-	100,000	1,000	52,120	-	-
Common stock issued for prepaid expenses (Note 8)	-	-	-	-	100,000	1,000	52,120	-	-
Common stock issued for commissions on business acquisition (Note 8)	-	-	-	-	60,000	600	29,400	-	-
Preferred stock issued for cash, net of offering costs of $16,660 (Note 8)	-	-	16,666	166,660	-	-	(16,660)	-	-
Preferred stock and $46,680 in dividends redeemed for cash (Note 8)	-	-	(23,832)	(238,320)	-	-	(46,680)	-	-
Common stock issued for conversion of preferred stock and $22,731 in dividends (Note 8)	-	-	(126,166)	(1,261,660)	2,338,620	23,387	1,275,696	-	-
Stock options granted for services (Note 8)	-	-	-	-	-	-	351,998	-	-
Stock options granted to employees for services	-	-	-	-	-	-	49,829	(49,829)	-
Deemed dividends on preferred stock of $20,200 (Note 8)	-	-	-	-	-	-	-	-	-
Net loss	-	-	-	-	-	-	-	-	(4,099,395)

See accompanying summary of accounting policies and notes to consolidated financial statements

Consolidated Statements of Stockholders' Equity (Continued)

Years Ended September 30, 2001, 2000, and 1999	Convertible Preferred Stock – Series A Shares	Series A Amount	Series B Shares	Series B Amount	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Unearned Compensation	Accumulated Deficit
Balance, September 30, 2000	-	$ -	-	$ -	62,824,228	$628,240	$32,925,887	$ (49,829)	$(18,800,321)
Common stock issued for cash, net of offering costs of $103,995 (Note 8)	-	-	-	-	2,000,000	20,000	1,776,005	-	-
Common stock issued for cash on options and warrants exercised (Note 8)	-	-	-	-	518,027	5,180	530,820	-	-
Common stock issued for deposit on business acquisition (Notes 1 and 8)	-	-	-	-	200,000	2,000	242,000	-	-
Preferred stock issued for cash and a $250,000 stock subscription receivable, net of offering costs of $122,995 (Note 8)	-	-	116,666	1,166,668	-	-	(122,995)	-	-
Common stock issued for conversion of preferred stock (Note 8)	-	-	(88,888)	(888,888)	1,123,376	11,233	877,655	-	-
Stock options granted for services (Note 8)	-	-	-	-	-	-	157,274	28,563	-
Warrants for convertible preferred stock redeemed for cash	-	-	-	-	-	-	(2,084)	-	-
Deemed dividends on preferred stock of $483,599 (Note 8)	-	-	-	-	-	-	-	-	-
Net loss	-	-	-	-	-	-	-	-	(6,770,707)
Balance September 30, 2001	-	$ -	27,778	$ 277,780	66,665,631	$666,653	$ 36,384,562	$ (21,266)	$(25,571,028)

See accompanying summary of accounting policies and notes to consolidated financial statements

Rentech, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Increase (Decrease) in Cash

Year Ended September 30,	2001	2000	1999
Operating activities:			
Net loss	$ (6,770,707)	$ (4,099,395)	$ (3,442,661)
Adjustments to reconcile net loss to net cash used in operating activities:			
Increase in allowance for doubtful accounts	2,925	2,400	200
Depreciation	364,818	261,635	149,401
Amortization	618,340	350,352	339,312
Loss on investment	1,842,135	-	-
Write-off of deferred offering costs	123,642	-	-
Interest income	(70,814)	-	-
Loss on disposal of assets	-	17,031	233,279
Equity in loss of investee	386,047	276,585	-
Minority interest in net loss of subsidiary	(21,711)	-	-
Common stock issued for services	53,120	53,120	62,500
Stock options and warrants issued for services	185,837	351,998	7,152
Changes in operating assets and liabilities, net of business combination:			
Accounts receivable	(919,072)	(372,921)	(149,950)
Costs and estimated earnings in excess of billings	203,736	-	-
Other receivables and receivable from related party	31,361	(105,893)	(59,378)
Inventories	(101,534)	(27,384)	9,092
Prepaid expenses and other current assets	(20,749)	131,638	129,638
Accounts payable	459,780	14,190	29,580
Billings in excess of costs and estimated earnings	37,033	-	-
Accrued liabilities and accrued payroll	378,669	80,702	30,901
Lessee deposits	(1,763)	-	9,248
Net cash used in operating activities	(3,218,907)	(3,065,942)	(2,651,686)

See accompanying summary of accounting policies and notes to consolidated financial statements.

Rentech, Inc. and Subsidiaries

Consolidated Statements of Cash Flows (Continued)

Increase (Decrease) in Cash

Year Ended September 30,	**2001**	2000	1999
Investing activities:			
Purchase of property and equipment	**$ (676,379)**	$ (470,361)	$ (1,054,646)
Proceeds from disposal of vehicles	-	24,068	13,791
Cash used in purchase of business	-	-	(597,812)
Net cash used in purchase of business	**(59,013)**	-	-
Purchase of capitalized software	-	(851,610)	-
Cash used in purchase of investments	**(372,794)**	(464,220)	(2,072)
Increase in deposits for acquisitions	-	(273,899)	(477,615)
Increase in deposits and other assets	**86,011**	(10,617)	(58,663)
Net cash used in investing activities	**(1,022,175)**	(2,046,639)	(2,177,017)
Financing activities:			
Proceeds from issuance of common stock, net of offering costs	**2,332,005**	6,951,913	312,319
Proceeds from issuance of convertible preferred stock, net of offering costs	**793,673**	150,000	1,834,844
Deferred offering costs	**(75,980)**	(47,662)	-
Redemption of convertible preferred stock	**(2,084)**	(285,000)	-
Proceeds from contract liability	**750,000**	-	-
Borrowings on long-term debt	**444,951**	-	-
Payments on long-term debt and notes payable	**(624,846)**	(448,037)	(66,657)
Net cash provided by financing activities	**3,617,719**	6,321,214	2,080,506
Increase (decrease) in cash	**(623,363)**	1,208,633	(2,748,197)
Cash, beginning of year	**1,516,815**	308,182	3,056,379
Cash, end of year	**$ 893,452**	$ 1,516,815	$ 308,182

See accompanying summary of accounting policies and notes to consolidated financial statements.

Basis of Presentation

Rentech, Inc. (the "Company" or "Rentech") was incorporated on December 18, 1981 in the state of Colorado to develop and market processes for conversion of low-value, carbon-bearing solids or gases into valuable liquid hydrocarbons, including high-grade diesel fuel, naphthas and waxes ("Rentech GTL Technology"). The Company's activities prior to 1994 were primarily directed toward obtaining financing, licensing its technology to third parties and completing full-scale plant processing to demonstrate the Company's technology to prospective licensees. During 1994, the Company entered into contracts to provide basic engineering design relating to the construction of plants using the Company's gas conversion technology. In March 1997 with the acquisition of the assets of Okon, Inc. ("Okon"), the Company entered into the business of manufacturing and selling water-based stains, sealers and coatings. In June 1999 with the acquisition of the assets of Petroleum Mud Logging, Inc. and Petroleum Well Logging, Inc. ("PML"), the Company entered into the oil and gas field services business of logging the progress of drilling operations for the oil and gas industry. In August 2001 with the acquisition of 56% of Ren Corporation ("Ren"), the Company entered into the business of manufacturing complex microprocessor controlled industrial automation systems primarily for the fluid power industry.

Management's Plans

From the Company's inception on December 18, 1981 through September 30, 2001, the Company has incurred losses in the amount of $25,571,028. For the year ended September 30, 2001, the Company recognized a $6,770,707 net loss. If the Company does not operate at a profit in the future, the Company may be unable to continue its operations at the present level. As of September 30, 2001, the Company has a cash balance of $893,452.

The Company has been successful in the past in raising equity financing. For the years ended September 30, 2001, 2000 and 1999, the Company received net cash proceeds from the issuance of common stock of $2,332,005, $6,951,913 and $312,319. For the years ended September 30, 2001, 2000 and 1999, the Company has received net cash proceeds from the issuance of convertible preferred stock of $793,673, $150,000 and $1,834,844. Subsequent to fiscal 2001, the Company received net cash proceeds from the issuance of Series B preferred stock of $475,000, and the Company received $63,750 in cash proceeds from the exercise of stock options (See Note 18).

In achieving its objectives as planned for fiscal 2002, the Company may issue additional Series B convertible preferred stock to existing stockholders. The Company may issues its common stock in a private placement to fund any working capital requirements should the need arise. In addition, the Company is in negotiations to sell certain assets. As discussed in Note 18, Sand Creek Energy, LLC, a company for which Rentech has a 50% interest in, has entered into an option agreement under which certain equipment and inventory of the facility could be sold for $2,000,000. The Company believes that with its current available cash, revenues from operations, the additional equity financing and the sale of assets will be sufficient to meet its cash operating requirements through September 30, 2002.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned and majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash Equivalents

The Company considers highly liquid investments purchased with original maturities of three months or less and money market accounts to be cash equivalents.

Inventories

Inventories consist of raw materials, work-in-process and finished goods and are valued at the lower of cost (first-in, first-out) or market.

Capitalized Software

The Company has capitalized its internal use software in accordance with Statement of Position 98-1. Capitalized software costs include fees paid to Dresser Engineering Company for software development in the amount of $851,611, net of accumulated amortization of $236,429 and $96,081 in capitalized software costs acquired from the acquisition of Ren (See Note 1.). The Company has a 5% interest in Dresser Engineering and Constructors, Inc., which is the parent company of Dresser Engineering Company (see Note 5). The capitalized software costs are being amortized over a three-year period using the straight-line method.

Licensed Technology

Licensed technology represent costs incurred by the Company primarily for the purpose of demonstrating the Company's proprietary technology to prospective licensees, which it licenses to third parties under various fee arrangements. These capitalized costs are carried at the lower of amortized cost or net realizable value and are being amortized over 15 years.

Goodwill

Goodwill, which relates to the acquisition of Okon in 1997 and the acquisition of PML in 1999, is being amortized over a 15-year period using the straight-line method. Goodwill relating to the acquisition of Ren Corporation in fiscal 2001 (see Note 1) is not being amortized in accordance with Statement of Financial Accounting Standards ("SFAS") 142, Goodwill and Other Intangible Assets.

Production Backlog

In connection with the acquisition of Ren Corporation in fiscal 2001 (see Note 1), the Company acquired certain production backlog arising from existing sales contracts. The production backlog is being amortized over one year, the term of the contracts.

Non-Compete Agreement

In connection with the acquisition of Ren Corporation in fiscal 2001 (see Note 1), the Company entered into non-compete agreements with certain employees of Ren Corporation. The non-compete agreements are being amortized over the term of the non-compete agreements of five years.

Property, Equipment, Depreciation and Amortization

Property and equipment is stated at cost. Depreciation and amortization expense are computed using the straight-line method over the estimated useful lives of the assets, which range from three to thirty years, except for leasehold improvements, which are amortized over the shorter of the useful life or the remaining lease term. Maintenance and repairs are expensed as incurred.

Major renewals and improvements are capitalized. When property and equipment is retired or otherwise disposed of, the asset and accumulated depreciation or amortizations are removed from the accounts and the resulting profit or loss is reflected in operations.

Investment in INICA, Inc.

The Company has a 10% investment in INICA, Inc. (formerly ITN Energy Systems, Inc.). The investment is stated at cost. The investment is evaluated periodically and is carried at the lower of cost or estimated net realizable value.

Investment in Dresser

The Company has a 5% investment in Dresser Engineers & Constructors, Inc. The investment is stated at net realizable value. The investment is evaluated periodically and is carried at the lower of cost or estimated net realizable value. As discussed in Note 5, the Company recognized a $1,842,135 loss on this investment for fiscal 2001.

Investment in Sand Creek

The Company has a 50% investment in Sand Creek, LLC. The investment is accounted for using the equity method of accounting. Under such method, the Company's proportionate share of net income (loss) is included as a separate item in the statement of operations.

Technology Rights

Technology rights are recorded at cost and are being amortized on a straight-line method over a 10-year estimated life.

Deferred Offering Costs

Deferred offering costs include professional fees and other direct costs related to the Company's proposed private and public offerings. If the offerings are successful, costs incurred will be offset against proceeds of the offerings. If the offerings are unsuccessful, such costs will be expensed. During fiscal 2001, the Company expensed $123,642 in deferred offering costs. As of September 30, 2001 and 2000, the Company has no deferred offering costs.

Long-Lived Assets

Long-lived assets, identifiable intangibles and associated goodwill are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the expected future cash flow from the use of the asset and its eventual disposition is less than the carrying amount of the asset, an impairment loss is recognized and measured using the asset's fair value.

Accounting for Fixed Price Contracts

Revenues from fixed price contracts are recognized on the percentage-of-completion method for projects in which reliable estimates of the degree of completion are possible. If reliable estimates are not available, the completed contract method is used. For contracts accounted for under the percentage-of-completion method, the amount of revenue recognized is the percentage of the total contract price that the cost expended to date bears to the anticipated final total cost, based upon current estimates of the cost to complete the contract. Contract cost includes all labor and benefits, materials unique to or installed in the project, subcontract costs and allocations of indirect costs. General and administrative costs are charged to expense. Provisions for estimated losses on uncompleted contracts are provided for when determined, regardless of the completion percentage. As contracts can extend over one or more accounting periods, revisions in costs and earnings estimated during the course of the work are reflected during the accounting period in which the facts that require such revisions become known.

Project managers make significant assumptions concerning cost estimates for labor hours, consultant hours and other project costs. Due to the uncertainties inherent in the estimation process, and the potential changes in customer needs as projects progress, it is at least reasonably possible that completion costs for some uncompleted projects may be further revised in the near-term and that such revisions could be material.

Revenue Recognition

Sales of water-based stains sealers and coatings are recognized when the goods are shipped to the customers.

Revenues from oil and gas field services are recognized at the completion of the service.

Laboratory research revenues are recognized upon completion of a project.

Revenue from the manufacture of industrial automation systems is recognized based upon the percentage of completion method of accounting and per the terms of customer contracts.

Royalty fees are recognized when the revenue earning activities that are to be provided by the Company has been performed and no future obligation to perform services exist.

Income Taxes

The Company accounts for income taxes under the liability method, which requires an entity to recognize, deferred tax assets and liabilities. Temporary differences are differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years.

Net Loss Per Common Share

Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS No. 128") provides for the calculation of "Basic" and "Diluted" earnings per share. Basic earnings per share includes no dilution and is computed by dividing income (loss) applicable to common stock by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of an entity, similar to fully diluted earnings per share.

For the years ended September 30, 2001, 2000, and 1999, total stock options of 8,394,300, 7,724,300 and 3,265,700, total stock warrants of 3,992,977, 4,452,671 and 1,163,347 and total Series B convertible preferred stock of 505,560 and 0 in both fiscal 2001 and 2000 were not included in the computation of diluted loss per share because their effect was anti-dilutive.

Concentrations of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and accounts receivable.

The Company's cash is in demand deposit accounts placed with federally insured financial institutions. Such deposit accounts at times may exceed federally insured limits. The Company has not experienced any losses on such accounts.

Concentrations of credit risk with respect to accounts receivable are higher due to a few customers dispersed across geographic areas. The Company reviews a customer's credit history before extending credit and establishes an allowance for doubtful accounts based upon the credit risk of specific customers, historical trends and other information. Generally, the Company does not require collateral from its customers.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Accounts Receivable, Other Current Assets, Accounts Payable, Accrued Liabilities and Other Current Liabilities

Fair values of accounts receivables, other current assets, accounts payable, accrued liabilities and other current liabilities are assumed to approximate carrying values for these financial instruments since they are short term in nature and their carrying amounts approximate fair value or they are receivable or payable on demand.

Mortgages and Notes Payable

Substantially all of these mortgages and notes bear interest at rates of interest, which approximate current lending rates. These interest rates are between 5.9% and 9.5%.

Stock Option Plan

The Company applies Accounting Principles Board ("APB") Opinion 25, "Accounting for Stock Issued to Employees", and related Interpretations in accounting for all stock option plans. Under APB Opinion 25, compensation cost is recognized for stock options issued to employees when the exercise price of the Company's stock options granted is less than the market price of the underlying common stock on the date of grant.

Statement of Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," requires the Company to provide pro forma information regarding net loss as if compensation cost for the Company's stock options plans had been determined in accordance with the fair value based method prescribed in SFAS No. 123. To provide the required pro forma information, the Company estimates the fair value of each stock option at the grant date by using the Black-Scholes option-pricing model.

The Company applies Financial Accounting Standards Board ("FASB") Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation ("FIN 44"). FIN 44 clarifies the application of APB Opinion 25 for certain issues related to stock issued to employees.

Comprehensive Loss

Comprehensive loss is comprised of net loss and all changes to the consolidated statement of stockholders' equity, except those changes made due to investments by stockholders, changes in paid-in capital and distributions to stockholders. For the years ended September 30, 2001, 2000, and 1999, the Company had no items of comprehensive loss other than net loss; therefore, a separate statement of comprehensive loss has not been presented for these periods.

Recent Accounting Pronouncements

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", amended by SFAS No. 137 and SFAS No. 138, which requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair market value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. The Company adopted SFAS No. 133, as amended by SFAS No. 137 and 138, as of October 1, 2000. The adoption of these statements has had no material impact on the Company's consolidated financial statements.

In December 1999, the Securities and Exchange Commission (the "SEC") issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements" which provides additional guidance in applying generally accepted accounting principles to revenue recognition in financial statements. SAB 101 was effective as of the fourth quarter of fiscal year ended September 30, 2001. The adoption of this bulletin had no material impact on the Company's financial statements.

In June 2001, the FASB finalized SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires the use of the purchase method of accounting and prohibits the use of the pooling-of-interests method of accounting for business combinations initiated after June 30, 2001. SFAS No. 141 also requires that companies recognize acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria and, upon adoption of SFAS No. 142, that companies reclassify the carrying amounts of intangible assets and goodwill based on the criteria in SFAS No. 141.

SFAS No. 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill for impairment at least annually. In addition, SFAS No. 142 requires that companies identify reporting units for the purposes of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets and cease amortization of intangible assets with an indefinite useful life. An intangible asset with an indefinite useful life should be tested for impairment in accordance with the guidance in SFAS No. 142. This Statement is effective October 1, 2001 for the Company as the Company intends to early adopt this statement.

The Company's previous business combinations were accounted for using the purchase method. As of September 30, 2001, the net carrying amount of goodwill is $1,511,368 and other intangible assets is $2,761,737. Amortization expense during the year ended September 30, 2001 was $618,340. In accordance with the provisions of SFAS No. 142, the Company has not amortized goodwill for the acquisition of Ren Corporation completed in August 2001 (see Note 1). The Company has determined that its reportable units are also its four business segments as discussed at Note 13. Currently, the Company is assessing but has not yet determined how the adoption of SFAS No. 141 and SFAS No. 142 will impact its financial position and results of operations.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires the fair value of a liability for an asset retirement obligation to be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 is effective June 30, 2003 for the Company. The Company believes the adoption of this statement will have no material impact on its consolidated financial statements.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value, less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. SFAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, are to be applied prospectively. The Company believes that the adoption of this statement will have no material impact on its consolidated financial statements.

Reclassifications

Certain reclassifications have been made to the 2000 and 1999 financial statements in order for them to conform to the 2001 presentation. Such reclassifications have no impact on the Company's financial position or results of operations.

1. Business Acquisition

On August 1, 2001, the Company received 7,127 shares of common stock in Ren for a 56% majority interest in Ren for a total purchase price of $1,414,716. Ren is in the business of manufacturing complex microprocesser controlled industrial automation systems primarily for the fluid power industry. As a result of the acquisition, Ren is expected to provide continued support to the strategy of the development of solidly profitable counter-cyclical non-GTL businesses. In satisfaction for the 56% interest in Ren, the Company applied its $573,899 note receivable plus $116,705 in interest receivable due from Ren to the purchase, issued 400,000 shares of its common stock valued at $644,000 to Ren, paid $50,000 to Ren and incurred $30,112 in acquisition costs. Originally, the Company issued $644,000 of common stock as a deposit on the business acquisition. The Company issued 200,000 shares of common stock to Ren at a market price of $2 per share during fiscal 2000, and the Company issued an additional 200,000 shares of common stock to Ren at a market price of $1.22 per share during fiscal 2001. As of September 30, 2000, the Company had recorded a $973,899 deposit for this acquisition. This deposit consisted of the $400,000 shares of common stock issued to Ren during fiscal 2000 and $573,899 in cash. The $973,899 deposit would have been repaid by Ren in a form of a note receivable in the event that the Company did not complete the acquisition. At the date of the acquisition, Ren had not satisfied certain obligations as originally contemplated by the parties. As a result, the original shareholders of Ren have agreed to assign to the Company their rights to an allocation of profits from Ren until an amount of profits are allocated to the Company equal to $224,424 plus 6% accrued interest on the outstanding balance accruing on August 1, 2001. In accordance with the stock purchase agreement, this amount will be paid out of future dividends that Ren declares.

The acquisition was recorded using the purchase method of accounting by which the assets were valued at fair market value at the date of acquisition. The operating results of the acquisition have been included in the accompanying consolidated financial statements from the date of acquisition. The allocation of the purchase price was as follows:

Current assets	$ 1,186,894
Property and equipment	378,429
Capitalized software	96,081
Goodwill	504,814
Production backlog	166,117
Non-compete agreement	162,500
Current liabilities	(595,543)
Acquired debt	(153,234)
Minority interest	(331,342)
Total purchase price	$ 1,414,716

The production backlog, non-compete agreement and the capitalized software have a weighted-average useful life of approximately 3 years. The $504,814 of goodwill was assigned to the industrial automation systems segment. For tax purposes, none of the goodwill is expected to be tax deductible.

The following unaudited pro forma information presents the consolidated results of operations of the Company as if the acquisition of Ren occurred at the beginning of fiscal year 2000. The unaudited pro forma financial data does not purport to be indicative of the results which actually would have been obtained had the purchase been effected on the dates indicated or of the results which may be obtained in the future.

Years Ended September 30,	2001	2000
Revenues	$ 8,978,147	$ 5,904,720
Net loss	$ (7,084,188)	$ (4,548,105)
Dividend requirements on preferred stock	$ 483,599	$ 89,611
Loss applicable to common stock	$ (7,567,787)	$ (4,637,716)
Basic and diluted loss per common share from operations	$ (.11)	$ (.08)
Basis and diluted weighted-average number of common shares outstanding adjusted for acquisition	64,883,332	57,932,816

2. Inventories

Inventories consist of the following:

September 30,	2001	2000
Finished goods	$ 86,647	$ 45,549
Work in process	384,563	-
Raw materials	267,028	72,317
	$ 738,238	$ 117,866

3. Property and Equipment

Property and equipment consist of the following:

September 30,	2001	2000
Land and buildings	$ 1,792,134	$ 1,507,513
Machinery and equipment	2,317,278	1,423,215
Office furniture and equipment	689,916	441,783
Construction-in-progress	90,961	369,291
Vehicles	113,394	94,009
Leasehold improvements	316,423	314,249
	5,320,106	4,150,060
Less accumulated depreciation and amortization	931,330	566,512
	$ 4,388,776	$ 3,583,548

4. Investment in INICA, Inc.

On May 6, 1998, the Company and INICA, Inc. ("INICA") agreed to form a venture to design, develop and manufacture active and passive Radio Frequency Identification tags (RFID tags), which have a wide range of applications. This opportunity utilizes thin-film deposition technology developed by INICA.

On May 29, 1998, the Company acquired a 10% ownership in INICA for $3,079,107. The Company's 10% ownership in INICA includes a 10% ownership interest in the 33% ownership interest of INICA in Global Solar Energy LLC. The other 67% owner of Global Solar Energy LLC is Millennium Energy Holdings, Inc. ("Millennium"), a wholly owned subsidiary of UniSource Energy Corporation. Global Solar Energy LLC was established to manufacture and market flexible photovoltaic (PV) modules. The Company's investment with INICA also enabled the Company to acquire interests in other technology ventures with INICA, all of which are owned by Infinite Power Solutions, Inc. INICA owns 33% of Infinite Power Solutions and Millennium owns the other 67%.

5. Investment in Dresser

On September 28, 1999, the Company issued 3,680,168 shares of its common stock for a 5% ownership in the common stock of a privately held company called Dresser Engineers & Constructors, Inc. ("Dresser"), and incurred $2,072 in acquisition costs. The Company valued its investment in Dresser based on the Company's common stock market value of $1,838,012 at the date of issuance. During March 2000, the Company paid a deposit of $175,000 plus $2,051 in additional acquisition costs to increase its ownership percentage to 10%. On September 28, 2001, the Company and Dresser reached an agreement under which the Company would not acquire the additional ownership interest as the Company would not enter into a license agreement that was both acceptable to Dresser and the Company. The Company and Dresser entered into a $175,000 note receivable along with a personal guarantee from the owner of Dresser for the repayment of the deposit. In addition, Dresser agreed to repay a $16,779 accounts receivable due to the Company. The Company and Dresser entered into a $16,779 note receivable along with a personal guarantee from the owner of Dresser for the repayment of this amount. The note receivables mature on December 31, 2001 and accrues interest at 10% per annum.

As of September 30, 2001, the Company determined that its investment in shares of Dresser was impaired. Dresser is a privately owned company. The Company has not been able to obtain adequate information about Dresser's current business to support the existing valuation. Based upon this circumstance and our inability to determine Dresser's liquidity and the state of its progress on its business plans, the Company has recognized a $1,842,135 loss on investment for the year ended September 30, 2001. The Company continues to own the 580,000 shares of the common stock of Dresser, which represent this investment.

6. Investment in Sand Creek

On January 7, 2000, the Company and Republic Financial Corporation ("Republic") through Sand Creek Energy, LLC (SCE) purchased the "Sand Creek" methanol facility and all the supporting infrastructure, buildings and the underlying 17-acre site. The Company and Republic do not expect to use the Sand Creek plant for commercial production of liquid hydrocarbons. Instead, the Company may use it as a large pilot plant for continuing work with the Rentech GTL Technology, or we may sell some of the assets of SCE (See Note 18).

The new owner of the facility is SCE, which is 50 percent owned by Rentech Development Corp., a wholly owned subsidiary of the Company, and 50 percent owned by RFC-Sand Creek Development, LLC, a wholly-owned subsidiary of Republic Financial Corporation. In connection with the acquisition of the facility, SCE assumed certain commitments with third parties. The Company and Republic jointly and severally guarantee the full and punctual performance and payment by SCE of all SCE's obligations with respect to this facility. The aggregate liability of the Company under this guaranty shall not exceed $4,000,000.

For the years ended September 30, 2001 and 2000, the Company has contributed $372,794 and $287,169 to SCE and has recognized $386,047 and $276,585 related to its equity in SCE's losses. As of September 30, 2001 and 2000, the Company had a $69,293 and a $64,246 receivable due from SCE.

7. Long-Term Debt

Long-term debt consists of the following:

September 30,	2001	2000
Mortgage dated February 8, 1999; monthly principal and interest payments of $7,517 with interest of 8.25% unpaid principal and accrued interest due March 1, 2029; collateralized by land and building.	$ 1,064,181	$ 977,014
Promissory notes dated June 1, 1999; monthly principal and interest payments of $18,590 with interest of 9.75%, unpaid principal and accrued interest was due July 1, 2001; collateralized by assets of PML and guaranteed by the Company.	-	162,108
Mortgages dated August 1, 1997; monthly principal and interest payments of $988 with interest of 9.00%, unpaid principal and accrued interest due August 1, 2001; collateralized by land and building.	-	62,999
Various promissory notes; monthly principal and interest payments of $12,638 with interest of 5.9% to 24%, unpaid principal and interest due from March 2, 1997 to July 1, 2005; collateralized by certain fixed assets of the Company.	227,455	31,539
Total long-term debt	1,291,636	1,233,660
Less current maturities	143,863	243,553
Long-term debt, less current maturities	$1,147,773	$ 990,107

Future maturities of long-term debt as of September 30, 2001 are as follows:

Year Ending September 30,	
2002	$ 143,863
2003	66,425
2004	41,444
2005	23,380
2006	14,670
Thereafter	1,001,854
	$ 1,291,636

8. Stockholders' Equity

Stockholder Rights Plan

On October 28, 1998, the Company announced the adoption of a Stockholder Rights Plan, intended to protect from unfair or coercive takeover attempts. The Rights become exercisable only if a tender offer is made. The grant of the rights was made to stockholders of records on November 10, 1999.

Preferred Stock

During fiscal 1998, the Company amended its articles of incorporation authorizing the issuance of 200,000 shares of Series A Convertible Preferred Stock and 800,000 shares of Series B Convertible Preferred Stock.

During fiscal 1999, the Company amended its articles of incorporation authorizing the issuance of 500,000 shares of Series 1998-C Participating Cumulative Preferred Stock ("Series C Preferred Stock"). The holders of the Series C Preferred Stock are entitled to dividends in the event that the Company declares a dividend or distribution on the common stock. The holders of Series C Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders of the Company. Whenever dividends on the Series C Preferred Stock are in arrears for six quarterly dividends, the holders of such stock (voting as a class) have the right to elect two directors of the Company until all cumulative dividends have been paid in full.

During fiscal 1998, the Company issued 200,000 shares of convertible Series A Preferred Stock at $10.00 per share together with warrants to purchase 200,000 shares of Series B Preferred stock and, at the option of the Company, up to an additional 600,000 shares of Series B Preferred Stock at $10.00 per share. The warrants issued to the Series A Preferred stockholders were deemed to be nominal in value. The Company received $2,000,000 in cash before offering costs of $336,083. The Series A Preferred Stock pays a dividend of 9% per year and is convertible over 18 months into common stock at the lesser of the average closing bid price of the common stock for the five trading days preceding the purchase of the preferred shares; average closing bid price of the common stock for the five days preceding the date of the final sale of the preferred shares by the Company; or at 82.5% of the average closing bid for the five trading days preceding the conversion of the Series A Preferred Stock into common stock. During fiscal 1999, certain holders of the Series A Preferred Stock converted their remaining 50,000 shares plus $55,761 in accrued dividends into 782,617 common shares of the Company.

The warrants provide for the purchasers of the Series A Preferred Stock, during the 18 months after purchase of the Series A Preferred Stock, to purchase 200,000 shares of the Series B Preferred Stock at $10 per share and provide the Company during the same period the option to sell to the purchasers an additional 600,000 shares of the Series B Preferred Stock at $10.00 per share. The Company has no obligation to sell any of the 600,000 shares of the Series B Preferred Stock to the purchasers. The Company does not have to sell any of the 800,000 shares of the Series B Preferred Stock to the purchasers if certain conditions occur, primarily related to volume and the price of the common stock in the market. The Company has no obligation to sell any of the 800,000 shares of the Series B Preferred Stock if the average daily share price for the common stock for the 10 trading days prior to the sale is less than $1.00 per share. The Series B Preferred Stock pays a dividend of 9% per year and is convertible into common stock at 82.5% of the average closing bid for the five trading days preceding the date of conversion.

During fiscal 1999, the Company issued 208,332 shares of Series B Preferred Stock for $2,083,320 in cash before offering costs of $248,476. The Company recorded a deemed dividend of $440,033 when it issued the Series B Preferred Stock. During fiscal 1999, certain holders of the Series B Preferred Stock converted 182,500 of their shares plus $33,063 in accrued dividends into 3,444,560 common shares of the Company.

During fiscal 2000, the Company issued 16,666 shares of its Series B Preferred Stock for $166,660 in cash before offering costs of $16,660. The Company recorded a deemed dividend of $20,200 when it issued the Series B Preferred Stock. During fiscal 2000, certain holders of the Series B Preferred Stock converted 126,166 of their shares plus $60,154 in dividends, of which $37,423 were accrued as of September 30, 1999, into 2,338,620 common shares of the Company.

During fiscal 2001, the Company issued 116,666 shares of its Series B Preferred Stock for $1,166,668 in cash before offering costs of $122,995. The Company recorded a deemed dividend of $483,599 when it issued the Series B Preferred Stock. During fiscal 2001, certain holders of the Series B Preferred Stock converted 88,888 of their shares plus $33 in dividends into 1,123,376 common shares of the Company.

As of September 30, 2001, the 200,000 warrants to purchase Series B Preferred Stock issued in conjunction with the Series A Preferred Stock had all been exercised in accordance with the warrant. Of the additional 600,000 warrants available to the Company, 441,664 had been exercised as of September 30, 2001, leaving 158,336 warrants available for issuance at the option of the Company.

The Series B Preferred Stock were not redeemable prior to September 30, 1999. Thereafter, the Company under the sole authority of its board of directors may elect to redeem the Series B Preferred Stock, in whole or in part, for cash equal to $11.50 per share plus any accumulated and unpaid dividends. During fiscal 2000, the Company paid $285,000 in cash in order to redeem 23,832 shares of its Series B Preferred Stock and $46,680 in dividends.

Common Stock

During fiscal 1999, the Company issued 940,110 shares of its common stock upon exercise of 120,500 in stock options and 819,610 in stock warrants for cash proceeds of $262,319.

During fiscal 1999, the Company issued 100,000 shares of its common stock with a market value of $50,000 as partial consideration to acquire the net assets of PML.

During fiscal 1999, the Company recorded the issuance of 150,000 of its common stock for cash proceeds of $50,000 in recognition of settlement of a legal action in favor of the Company pertaining to a misrepresentation of services during 1996, in which a consultant did not perform the agreed upon services.

During fiscal 1999, the Company issued 100,000 shares of its common stock with a market value of $62,500 in payment for director's fees.

On October 12, 1999, the Company began offering for sale its common stock in a private placement memorandum for the purpose of raising $7,500,000. First Union Securities was the placement agent for this offering. The Company offered for sale Units consisting of four shares of its $.01 par value common stock and one redeemable stock purchase warrant for the purchase of one share of common stock. The purchase price was $2.40 per Unit. The warrants entitle investors to purchase one share of the Company's common stock at an exercise price of $1.20 for a period of five years from the date of this memorandum. The warrants may be redeemed for $.05 per warrant by the Company at any time prior to their expiration date upon written notice 30 days in advance to the holders of the warrants if the market price of the common stock exceeds 120% of the exercise price of the warrants for a period of 20 consecutive trading days prior to a call for redemption by the Company, and if the holders do not exercise their warrant during the 30-day period. The holders of shares of common stock, the additional shares of common stock to be issued upon exercise of the warrants and any over-allotment shares were entitled to piggyback registration rights and the provisions of the Company's Stockholder Rights Plan.

The Company completed its private placement under this memorandum on January 17, 2000. The Company issued 4,136,667 shares of its common stock for $2,482,000 before offering costs of $328,049.

On March 18, 2000, the Company sold 1,000,000 shares of its common stock to Anschutz Investment Company and 1,000,000 additional shares of common stock to Forest Oil Corporation at a price of $.60 per share. In addition, Anschutz Investment and Forest Oil separately purchased options to acquire an additional 3,000,000 shares each, 2,000,000 shares at $1.25 per share exercisable until December 31, 2001, and 1,000,000 shares at $5.00 exercisable until December 31, 2004. The Company received $1,300,000 in cash proceeds from the issuance of common stock and options. Additionally, on March 29, 2000 Anschutz Investment and Forest Oil each received 44,650 in additional options pursuant to an anti-dilution clause included in the option agreement.

The Company and Forest Oil also signed a memorandum of understanding that entitles Forest Oil to obtain one or more licenses to use the Company's GTL technology. The Company and Forest Oil are evaluating several potential opportunities for use of the technology at sites of Forest Oil's natural gas reserves as well as at existing industrial gas plants.

On March 29, 2000, the Company sold 2,291,667 shares of its common stock to Azure Energy Fund with warrants to purchase 2,291,667 more shares of common stock. The sales price was $2,750,000 before offering costs of $275,000. The warrants are exercisable at a price of $2.64 per share until March 29, 2003.

During fiscal 2000, the Company issued 2,324,527 shares of its common stock upon the exercise of 2,252,700 in stock options and 71,827 in stock warrants for cash proceeds of $1,022,962.

During fiscal 2000, the Company issued 200,000 shares of its common stock with a market value of $400,000 as a part of a deposit, which was used to acquire a majority interest in Ren (see Note 1).

During fiscal 2000, the Company issued 200,000 shares of its common stock with a market value of $106,240 in payment for director's fees for the fiscal years of 2000 and 2001. For the years ended September 30, 2001 and 2000, the Company has charged $53,120 in both years to expense.

During fiscal 2000, the Company issued 60,000 shares of its common stock with a market value of $30,000 as a commission on the acquisition of PML in 1999.

During fiscal 2001, the Company issued 2,000,000 shares of its common stock for cash proceeds of $1,900,000, net of $103,995 in offering costs.

During fiscal 2001, the Company issued 518,027 shares of its common stock upon the exercise of 100,000 in stock options and 418,027 in stock warrants for cash proceeds of $536,000.

During fiscal 2001, the Company issued 200,000 shares of its common stock with a market value of $244,000 as a part of a deposit, which was used to acquire a majority interest in REN (see Note 1).

Stock Options and Stock Warrants

At September 30, 2001, the Company has five stock option plans, which are described below.

The Company's board of directors adopted the 1990 Stock Option Plan which allows for the issuance of incentive stock options, within the meaning of the Internal Revenue Code, and other options issued pursuant to the plan that constitute nonstatutory options. Options granted under the 1990 Stock Option Plan are for shares of the Company's $0.01 par value common stock. The Company has reserved 742,280 shares for the 1990 Stock Option Plan and the 1988 Stock Option Plan, which has been rolled into the 1990 plan. At September 30, 2001 and 2000, 570,000 stock options were outstanding under this plan.

During 1994, the Company's board of directors adopted the 1994 Stock Option Plan, which allows for the issuance of incentive stock options, within the meaning of Internal Revenue Code. The Company has reserved 300,000 shares of the Company's $0.01 par value common stock for issuance under the plan. At September 30, 2001 and 2000, 180,000 stock options were outstanding under this plan.

During 1996, the Company's board of directors adopted the 1996 Stock Option Plan which allows the issuance of incentive stock options, within the meaning of the Internal Revenue Code, and other options pursuant to the plan that constitute nonstatutory options. The Company has reserved 500,000 shares of the Company's $0.01 par value common stock for issuance under the plan. At September 30, 2001 and 2000, 340,000 stock options were outstanding under this plan.

During 1998, the Company's board of directors adopted the 1998 Stock Option Plan which allows the issuance of incentive stock options, within the meaning of the Internal Revenue Code, and other options pursuant to the plan that constitute nonstatutory options. The Company has reserved 500,000 shares of the Company's $0.01 par value common stock for issuance under the plan. At September 30, 2001 and 2000, 448,000 and 348,000 stock options were outstanding under this plan.

During 2001, the Company's board of directors adopted the 2001 Stock Option Plan which allows the issuance of incentive stock options, within the meaning of the Internal Revenue Code, and other options pursuant to the plan that constitute nonstatutory options. The Company has reserved 500,000 shares of the Company's $0.01 par value common stock for issuance under the plan. At September 30, 2001, 320,000 stock options were outstanding under this plan.

In March 1999, warrants to purchase 750,000 shares were issued as partial consideration for public relations services to be provided to the Company. The warrants can be exercised at $1.00 per share through March 20, 2002. The Company recorded the $81,143 fair value of the warrants to public relations expense.

In July 1999, the Company issued options to purchase 25,000 of the Company's $.01 par value common shares in connection with consulting services. These options may be exercised at $.625 per share through July 11, 2004. The Company recorded the $7,152 fair value of the options to consulting expense.

During February 2000, the Company entered into a consulting agreement with DSN Enterprises Ltd. ("DSN") under which options to purchase 480,000 of the Company's $.01 par value common shares were granted. These options may be exercised between $.575 and $.90 per share through October 9, 2002. The Company recorded the $351,998 fair value of the options to consulting expense in fiscal 2000, and the $114,828 fair value of the options to consulting expense in fiscal 2001.

During fiscal 2001, the Company issued options to purchase 55,000 of the Company's $.01 par value common shares in connection with consulting services. These options may be exercised between $1.05 and $1.0625 per share through May 16, 2006. The Company recorded the $42,446 fair value of the options to consulting expense.

The following tables summarizes information on stock option and warrant activity:

	Options		Warrants	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, October 1, 1998	3,106,200	$ .27	2,336,007	$ .43
Granted	280,000	.63	750,000	1.00
Exercised	(120,500)	.23	(819,610)	.28
Cancelled	-	-	(1,103,050)	.29
Outstanding, September 30, 1999	3,265,700	.31	1,163,347	1.04
Granted	6,711,300	2.36	3,572,200	2.07
Exercised	(2,252,700)	.45	(71,827)	.26
Cancelled	-	-	(211,049)	.96
Outstanding, September 30, 2000	7,724,300	2.05	4,452,671	1.90
Granted	770,000	1.05	-	-
Exercised	(100,000)	.80	(418,027)	1.09
Cancelled	-	-	(41,667)	1.20
Outstanding, September 30, 2001	8,394,300	$ 1.97	3,992,977	$ 2.00
Exercisable, September 30, 2001	8,343,300	$ 1.97	3,992,977	$ 2.00
Exercisable, September 30, 2000	7,652,300	$ 2.03	4,452,671	$ 1.90
Exercisable, September 30, 1999	3,265,700	$ .31	1,163,347	$ 1.04

	Options	Warrants
Weighted average fair value of options and warrants granted during 2001	$ .86	$ -
Weighted average fair value of options and warrants granted during 2000	$ 1.68	$ 1.49
Weighted average fair value of options and warrants granted during 1999	$ .52	$ .11

The Company applies APB Opinion 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for the plans. Under APB Opinion 25, when the exercise price of the Company's employee stock options is less than the market price of the underlying stock on the date of grant, compensation cost is recognized.

FASB Statement 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), requires the Company to provide pro forma information regarding net loss and net loss per share as if compensation costs for the Company's stock option plans and other stock awards had been determined in accordance with the fair value based method prescribed in SFAS No. 123. The Company estimates the fair value of each stock award at the grant date by using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2001, 2000 and 1999, respectively; dividend yield of 0 percent for all years; expected volatility of 90 to 154 percent in 2001, 90 to 99 percent in 2000, and 39 to 43 percent in 1999; risk-free interest rates of 4.72 to 6.61 percent in 2001, 5.62 to 6.71 percent in 2000, and 5.16 to 5.62 percent in 1999; and expected lives of 1.63 to 5 years in 2001, 1.79 to 5 years in 2000, and 3 to 5 years in 1999 for the Plans and stock awards.

Under the accounting provisions for SFAS No. 123, the Company's net loss and net loss per share would have been increased by the pro forma amounts indicated below:

Year Ended September 30,	2001	2000	1999
Loss applicable to common stock:			
As reported	$(7,254,306)	$(4,189,006)	$(3,974,593)
Pro forma	$(7,735,772)	$(4,275,273)	$(4,112,355)
Loss per common share:			
As reported	$ (.11)	$ (.07)	$ (.09)
Pro forma	$ (.12)	$ (.07)	$ (.09)

The following information summarizes stock options outstanding and exercisable at September 30, 2001:

	Outstanding			Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$.19-$.25	602,000	.38	$ .21	602,000	$ .21
$.30	466,000	.97	.30	466,000	.30
$.63-$.90	795,000	2.04	.71	795,000	.71
$1.05-$1.09	670,000	4.46	1.07	670,000	1.07
$1.25-$1.78	3,789,534	.30	1.26	3,759,534	1.25
$1.93	42,000	3.65	1.93	21,000	1.93
$5.00	2,029,766	1.25	5.00	2,029,766	5.00
$.19-$5.00	8,394,300	1.08	$1.97	8,343,300	$1.97

The following information summarizes stock warrants outstanding and exercisable at September 30, 2001:

	Outstanding			Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$.30	104,944	.43	$0.30	104,944	$0.30
$.66	71,366	3.29	0.66	71,366	0.66
$1.00-$1.25	1,375,000	.37	1.16	1,375,000	1.16
$1.64-$2.64	2,441,667	1.51	2.58	2,441,667	2.58
$.30-$2.64	3,992,977	1.12	$2.00	3,992,977	$2.00

9. Commitments and Contingencies

Employment Agreements

The Company has entered into various employment agreements with four of its officers that extend from January 1, 2002 to March 31, 2002. In the event that the Company terminates an officer's employment for any other reason other than for cause, the Company shall pay the officer his compensation for the remainder of the term or one year which ever is more. In addition, the Company has employment agreements with three other officers with expiration dates from March 31, 2002 through August 31, 2004. These three employment agreements with the other officers provide for various settlements upon terminate of employment. One employment agreement indicates that no additional obligation exists upon termination of employment unless it is related to the event of death, then the Company shall continue to pay the employee's estate the employee's salary for the remainder of the term. The second employment agreement indicates that in the event that the Company terminates the officer's employment for any other reason other than for cause, the Company shall pay the officer his compensation for the remainder of the term. The third employment agreement indicates that if the officer's employment with the Company terminates for any reason, the officer will receive twelve months of compensation in addition to any accrued vacation. The employment agreements set forth annual compensation to the eight officers of between $52,000 and $190,000 each. Compensation is adjusted annually based on the cost of living index.

Retirement Plans

During 1990, the Company adopted a non-qualified profit sharing plan for the benefit of all employees. The profit sharing plan was administered by a committee appointed by the Company's board of directors. The profit sharing plan allowed for current year bonuses of up to five percent of audited pre-tax earnings before depreciation, amortization and extraordinary income, if adjusted earnings for the preceding year exceeds $500,000. No distributions have been granted since the inception of the plan. In March 2001, the board of directors terminated this plan.

On January 1, 1998, the Company established a 401(k) plan. Employees who are at least 21 years of age are eligible to participate in the plan and share in the employer matching contribution. The employer is currently matching 75% of the first 6% of the participant's salary deferrals. All participants who have completed 1,000 hours of service and who are employed on the last day of the plan year are eligible to share in the non-matching employer contributions. Employer matching and non-matching contributions vest immediately in years in which the plan is not top heavy. During years in which the plan is top heavy, employer matching and non-matching contributions vest 100% after three years of service. The Company contributed $120,238, $26,421 and $35,265 to the plan for the years ended September 30, 2001, 2000, and 1999.

Operating Leases

The Company leases office space under a noncancellable operating lease, which expires October 31, 2003, with a renewal option for an additional five years. The Company also leases office and warehouse space for its Okon operation, under a lease, which expires during March 2005. The Company also has various operating leases, which expire through August 2004.

Future minimum lease payments as of September 30, 2001 are as follows:

Year Ending September 30,	
2002	$ 253,600
2003	226,900
2004	104,500
2005	40,000
Total	$ 625,000

Total lease expense for the years ended September 30, 2001, 2000, and 1999 was approximately $267,000, $259,000, and $156,000.

The Company leases a portion of its building located in Denver, Colorado, to a third party. The Company accounts for this lease as an operating lease. The lease expires on April 30, 2003. The future minimum lease payment receivable under this non-cancelable leasing arrangement as of September 30, 2001 is as follows:

Year Ending September 30,	
2002	$ 86,000
2003	51,000
Total	$ 137,000

Litigation

The Company's subsidiary, Ren, is involved in a lawsuit with a customer. In the opinion of management the outcome of that lawsuit will not materially affect the financial position, results of operations, or cash flows of the Company.

10. Costs and Estimated Earnings on Uncompleted Contracts

The costs and estimated earnings relating to uncompleted contracts are summarized as follows:

September 30,		2001
Cost incurred on uncompleted contracts	$	484,065
Estimated earnings		164,488
Total costs incurred and estimated earnings		648,553
Less billings to date		706,463
	$	(57,910)

Included in the accompanying balance sheet as of September 30, 2001 under the following captions:

September 30,		2001
Costs and estimated earnings in excess of billings on uncompleted contracts	$	73,020
Billings in excess of costs and estimated earnings on uncompleted contracts	$	(130,930)
	$	(57,910)

There were no amounts included in accounts receivable at September 30, 2001 for amounts billed but not collected in accordance with retainage provisions of contracts.

11. Income Taxes

There was no provision for income taxes required for the years ended September 30, 2001, 2000, and 1999 due to operating losses in those years. At September 30, 2001, the Company had available net operating loss carry forwards of approximately $20,280,000 for tax reporting purposes. The operating loss carry forwards expire through 2021. These carry forwards are subject to various limitations imposed by the rules and regulations of the Internal Revenue Service.

There were no tax benefits established in the statements of operations since the Company has a 100 percent valuation allowance for the tax benefit of net deductible temporary differences and operating loss carry forwards. Management is not able to determine if it is more likely than not that the deferred tax assets will be realized. The Company has deferred tax assets with a 100 percent valuation allowance at September 30, 2001 and 2000. The tax effect on the components is as follows:

September 30,	2001	2000
Net operating loss carry forwards	$7,613,000	$5,866,000
Capital loss carry forwards	-	57,000
Accruals for financial statement purposes not allowed for income taxes – cash basis	201,000	11,000
Basis difference in investment in Dresser	691,000	-
Basis difference in capitalized software	(267,000)	-
Basis difference in other intangible assets	163,000	-
Basis difference relating to licensed technology	444,000	396,000
Basis difference in property and equipment	(218,000)	(115,000)
Basis difference in other assets	3,000	(28,000)
Basis difference in goodwill	213,000	18,000
Basis difference in technology rights	16,000	11,000

Basis difference relating to Synhytech plant held for sale	75,000	75,000
Basis difference in other accruals	-	9,000
Basis difference in investment in Sand Creek	84,000	31,000
	9,018,000	6,331,000
Valuation allowance	(9,018,000)	(6,331,000)
	$ -	$ -

A reconciliation of the income taxes at the federal statutory rate to the effective tax rate is as follows:

Year Ended September 30,	2001	2000	1999
Federal income tax benefit computed at the Federal statutory rate	$(2,281,000)	$(1,394,000)	$(1,171,000)
State income tax benefit net of Federal benefit	(235,000)	(143,000)	(59,000)
Purchase price adjustment not effecting net loss	(359,000)	-	-
Other – permanent differences	188,000	83,000	10,000
Change in valuation allowance	2,687,000	1,454,000	1,220,000
Income tax benefit	$ -	$ -	$ -

12. Supplemental Data to Statements of Cash Flows

Year Ended September 30,	2001	2000	1999
Cash payments for interest	$ 107,628	$ 136,833	$ 75,934

The following tables summarize the purchase price and the cash used as well as the non-cash activity to acquire the 56% interest in Ren (see Note 1).

Working capital other than cash acquired	$ 591,351
Property and equipment	378,429
Capitalized software	96,081
Goodwill	504,814
Production backlog	166,117
Non-compete agreement	162,500
Acquired debt	(153,234)
Minority interest	(331,342)
Total purchase price	1,414,716
Less cash acquired	(21,099)
Total purchase price net of cash acquired	$1,393,617

The Company incurred the following in satisfaction of the $1,414,716 purchase price:

Issued 200,000 shares of its common stock in fiscal 2000 at a market price of $2 per share for a deposit on business acquisition	$ 400,000
Issued 200,000 shares of its common stock in fiscal 2001 at a market price of $1.22 per share for a deposit on business acquisition	244,000
Converted notes receivable and interest receivable due from Ren	690,604
Paid cash	50,000
Incurred acquisition costs	30,112
Total purchase price	$1,414,716

Excluded from the statements of cash flows for the years ended September 30, 2001, 2000, and 1999 were the effects of certain noncash investing and financing activities as follows:

Year Ended September 30,	2001	2000	1999
Issuance of common stock from conversion of preferred stock and dividends	$ 888,888	$ 1,261,660	$ 2,359,345
Issuance of common stock for deposit on potential business acquisition	$ 244,000	$ 400,000	$ -
Purchase of fixed assets financed with long-term debt	$ 115,237	$ -	$ -
Issuance of convertible preferred stock for stock subscription receivable	$ 250,000	$ -	$ -
Decrease in other receivables in consideration of a note receivable	$ 16,779	$ -	$ -
Decrease in deposit for an additional investment in Dresser in consideration of a note receivable	$ 175,000	$ -	$ -
Decrease in interest receivable on the note receivable due from Ren in consideration for the business acquisition of Ren	$ 45,891	$ -	$ -

Year Ended September 30,	2001	2000	1999
Issuance of common stock for unearned compensation	$ -	$ 49,829	$ -
Issuance of common stock for prepaid expense and services	$ -	$ 53,120	$ 62,500
Issuance of common stock for Investment in Dresser	$ -	$ -	$ 1,838,012
Issuance of common stock for acquisition of business	$ -	$ 30,000	$ 50,000
Issuance of stock warrants for prepaid expenses	$ -	$ -	$ 81,143
Issuance of stock options for services	$ -	$ 351,998	$ 7,152
Increase in accrued dividends	$ -	$ -	$ 3,075
Purchase of land and building financed with mortgage payable	$ -	$ -	$ 989,100
Long-term debt issued in connection with the business acquisition	$ -	$ -	$ 605,000
Long-term debt issued in connection with the business acquisition	$ -	$ -	$ 154,250

13. Segment Information

The Company operates in four business segments as follows:

- Alternative fuels – The Company develops and markets processes for conversion of low-value, carbon-bearing solids or gases into valuable liquid hydrocarbons.

- Paints – The Company manufactures and distributes water-based stains, sealers and coatings.

- Oil and gas field services – The Company is in the business of logging the progress of drilling operations for the oil and gas industry.

- Industrial automation systems – The Company is in the business of manufacturing complex microprocessor controlled industrial automation systems primarily for the fluid power industry.

The Company's reportable operating segments have been determined in accordance with the Company's internal management structure, which is organized based on operating activities. The accounting policies of the operating segments are the same as those described in the summary of accounting policies. The Company evaluates performance based upon several factors, of which the primary financial measure is segment-operating income.

September 30,	2001	2000	1999
Revenues:			
Alternative fuels	$ 2,574,431	$ 1,139,059	$ 624,624
Paints	2,367,689	2,096,159	1,960,764
Oil and gas field services	3,031,139	1,831,389	295,512
Industrial automation systems	193,317	- -	-
	$ 8,166,576	$ 5,066,607	$ 2,880,900
Operating income (loss):			
Alternative fuels	$ (4,940,020)	$ (4,047,295)	$ (3,556,908)
Paints	66,387	232,685	195,018
Oil and gas field services	378,036	10,221	(80,502)
Industrial automation systems	(81,982)	-	-
	$ (4,577,579)	$ (3,804,389)	$ (3,442,392)
Depreciation and amortization:			
Alternative fuels	$ 710,366	$ 390,827	$ 348,002
Paints	115,309	108,151	105,594
Oil and gas field services	122,322	113,009	35,117
Industrial automation systems	35,161	-	-
	$ 983,158	$ 611,987	$ 488,713
Equity in net loss of investees-			
Alternative fuels	$ 386,047	$ 276,585	$ -
Expenditures for additions of long-lived assets:			
Alternative fuels	$ 355,016	$ 1,158,997	$ 2,031,828
Paints	18,291	46,603	9,481
Oil and gas field services	404,167	146,371	1,385,185
Industrial automation systems	1,322,083	-	-
	$ 2,099,557	$ 1,351,971	$ 3,426,494

September 30,	2001	2000	1999
Investment in equity method investees-			
Alternative fuels	$ (2,669)	$ 10,584	$ -
Total assets:			
Alternative fuels	$ 9,828,467	$13,328,647	$ 10,232,431
Paints	1,518,186	1,474,744	1,489,599
Oil and gas field services	2,267,524	1,659,201	1,487,951
Industrial automation systems	2,501,278	-	-
	$16,115,455	$16,462,592	$13,209,981

14. Significant Customers

As of September 30, 2001, two customers accounted for 19% and 15% of total accounts receivable and for the year ended September 30, 2001, three customers accounted for 21%, 13% and 12% of total revenues. As of September 30, 2000, two customers accounted for 31% and 15% of total accounts receivable and for the year ended September 30, 2000, three customers accounted for 20%, 17% and 16% of total revenues. As of September 30, 1999, two customers accounted for 26% and 12% of accounts receivable and for the year ended September 30, 1999, three customers accounted for 29%, 19% and 17% of total revenues.

15. Valuation and Qualifying Accounts

	Balance at Beginning of Period	Charged to Expense	Deductions and Write-Offs	Balance at End of Period
Year Ended September 30, 2001				
Allowance for doubtful accounts	$ 171,606	2,925	(167,206)	$ 7,325
Deferred tax valuation account	$ 6,331,000	2,687,000	-	$ 9,018,000
Year Ended September 30, 2000				
Allowance for doubtful accounts	$ 169,206	2,400	-	$ 171,606
Deferred tax valuation account	$ 4,877,000	1,454,000	-	$ 6,331,000
Year Ended September 30, 1999				
Allowance for doubtful accounts	$ 169,006	3,016	(2,816)	$ 169,206
Deferred tax valuation account	$ 3,657,000	1,220,000	-	$ 4,877,000

16. Contract Liability

On January 18, 2001, the Company was granted a services contract by the Wyoming Business Council, Energy Section, Investment Ready Communities Division ("WBC"). Under the contract, Rentech will receive $800,000 to finance a Gas-to-Liquids ("GTL") feasibility study within the State. The WBC funding will be used to evaluate two potential GTL projects utilizing Rentech's patented and proprietary Fischer-Tropsch Gas-to-Liquids technology. Phase I involves studying the feasibility of retrofitting a portion of an existing methanol facility in Wyoming. Phase II entails the study of the feasibility of constructing a separate greenfield plant at the same site. Rentech estimates that it will take approximately six to nine months to complete the study. If the Company determines that it is not feasible to proceed with the conversation of the facility, the Company will repay the grant at the rate of 120% of the original $800,000 for a total of $960,000 over a period of time not to exceed six years. The repayment will be from a 5% share of royalties from the conversion of methanol facilities to Rentech GTL technology worldwide any time in the future. If the Company chooses to proceed with the conversation and/or purchase of the methanol facility in Wyoming, the Company will repay WBC the $800,000 at financing for conversion of the facility. In addition, the Company will provide to WBC a royalty of $.15/barrel of Rentech Fisher Tropsch liquid produced from the facility after conversion is complete using the Rentech GTL technology. The royalty will be paid for the first four years of commercial operation of the facility. On February 9, 2001, the Company received the first $750,000 payment as per the terms of the contract. The payment is recorded as a current contract liability. For the year ended September 30, 2001, the Company incurred $560,608 in research and development costs under this contract. These costs are reflected in cost of sales on the consolidated statement of operations.

17. Related Party Transactions

For the year ended September 30, 2001, the Company incurred $26,995 in consulting services, which were paid to a director of the Company.

As of September 30, 2001, the Company owes an officer of the Company $30,600. This payable does not bear interest and is due upon demand.

18. Subsequent Events

On October 23, 2001, the Company received approval for a $1,000,000 line of credit with Premier Bank for use to fund the Caterpillar, Inc. sales orders of Ren Corporation. The line of credit bears interest at the Wall Street Journal prime rate plus 1.5% and repayments of principal are tied to the receipt of accounts receivable from Caterpillar, Inc. The line of credit will be collateralized by $500,000 of cash to be held on deposit with the bank.

During October and November 2001, the Company issued 50,000 shares of its Series B Preferred Stock for $500,000 in cash before offering costs of $25,000. The Company recorded a deemed dividend of $136,932 when it issued the Series B Preferred Stock.

During October and November 2001, certain holders of the Series B Preferred Stock converted 77,778 of their shares plus dividends into 1,591,593 common shares of the Company.

During December 2001, the Company issued 340,000 shares of its common stock upon exercise of stock options for cash proceeds of $63,750.

On November 9, 2001, SCE entered into an option agreement under which certain equipment and systems of the facility would be sold for $2,000,000. SCE received $10,000 in consideration of the option, which expires in May 2002, and can be extended to November 2002. If the right to purchase is exercised, the Company would retain the site, with its railroad spur, buildings and other facilities. In the event of a sale of the plant, the Company presently expect to sell or lease all or part of the site and the remaining facilities.

SELECTED FINANCIAL DATA

Year Ended September 30

	2001	2000	1999	1998	1997
CONSOLIDATED STATEMENT OF OPERATIONS DATA					
Revenues	$ 8,166,576	$ 5,066,607	$ 2,880,900	$ 1,987,586	$ 1,189,536
Cost of Sales	$ 6,150,359	$ 3,134,396	$ 1,416,078	$ 944,068	$ 481,797
Gross Profit	$ 2,016,217	$ 1,932,211	$ 1,464,822	$ 1,043,518	$ 707,739
Loss from Operations	$ (4,577,579)	$ (3,804,389)	$ (3,442,392)	$ (1,986,818)	$ (1,077,783)
Net Loss	$ (6,770,707)	$ (4,099,395)	$ (3,442,661)	$ (2,180,855)	$ (1,375,686)
Loss Applicable to Common Stock	$ (7,254,306)	$ (4,189,006)	$ (3,974,593)	$ (3,345,847)	$ (2,034,100)
BASIC AND DILUTED LOSS PER SHARE (1)					
Loss Per Common Share	$(.11)	$(.07)	$(.09)	$(.10)	$(.10)
CONSOLIDATED BALANCE SHEET DATA					
Working Capital (Deficit)	$ 1,412,195	$ 1,892,376	$ 115,457	$ 3,195,381	$ (675,630)
Total Assets	$ 16,115,455	$ 16,462,592	$ 13,209,981	$ 10,715,250	$ 4,857,204
Total Long-Term Liabilities	$ 1,157,927	$ 999,355	$ 1,246,917	$ —	$ 125,000
Total Liabilities	$ 4,069,123	$ 1,758,615	$ 2,149,183	$ 394,684	$ 1,502,867
Accumulated Deficit	$(25,571,018)	$(18,800,321)	$(14,700,926)	$(11,258,265)	$ (9,077,410)

(1) The weighted average number of shares of common stock outstanding during the years ended September 30, 2001, 2000, 1999, 1998, and 1997 were 64,807,168, 57,532,816, 43,838,417, 33,289,164, and 19,603,265.

MARKET PRICE OF COMMON STOCK

Since April 5, 2000, Rentech's common stock has traded on The American Stock Exchange® under the AMEX symbol RTK. Between then and August 18, 1999, the stock traded on the OTC Bulletin Board under the symbol RNTK. Prior to August 18, 1999 the stock traded on the NASDAQ SmallCap Market under the same symbol. The following table sets forth the range of high and low sales prices for the Company's common stock, as reported by AMEX or NASDAQ, for the quarters presented. The quotations reflect inter-dealer prices, without adjustment for retail mark-ups, mark-downs or commissions and may not necessarily represent actual transactions.

	2001		2000	
	High	Low	High	Low
First quarter ended Dec. 31	$1.938	$1.063	$0.765625	$0.4375
Second quarter ended Mar. 31	$1.50	$0.875	$3.46875	$0.60975
Third quarter ended June 30	$1.410	$1.00	$4.25	$1.25
Fourth quarter ended Sep. 30	$1.20	$0.62	$2.8125	$1.0625

Rentech has never paid cash dividends on its common stock and has no present plans to do so. There were approximately 527 shareholders of record at December 31, 2001. We estimate that the number of beneficial owners exceeds 9,000.

BOARD OF DIRECTORS

John J. Ball
Senior Partner
Keyser Mason Ball

Ronald C. Butz
Vice President and Chief Operating Officer
Rentech, Inc.

John P. Diesel
Former President and Director
Tenneco, Inc.

Douglas L. Sheeran
President
FCI, Inc.

Dr. Erich W. Tiepel
President
Resource Technologies Group, Inc.

Dennis L. Yakobson
Chairman and Chief Executive Officer
Rentech, Inc.

STOCK EXCHANGE

Rentech's common stock is listed for trading on The American Stock Exchange under the ticker symbol "RTK."

REGISTRAR AND STOCK TRANSFER AGENT

ComputerShare Trust Co., Inc.
P. O. Box 1596
Denver, Colorado 80228

INDEPENDENT ACCOUNTANTS

BDO Seidman, LLP
303 E. 17th Avenue, Suite 600
Denver, Colorado 80203

GENERAL COUNSEL

Brega & Winters P.C.
1700 Lincoln Street, Suite 2222
Denver, Colorado 80203

CORPORATE ADDRESS

Rentech, Inc.
1331 17th Street, Suite 720
Denver, CO 80202
Phone: 303-298-8008

CORPORATE EXECUTIVE OFFICERS

Dennis L. Yakobson
President and Chief Executive Officer

Ronald C. Butz
Vice President and Chief Operating Officer

James P. Samuels
Vice President - Finance
and Chief Financial Officer

Dr. Charles B. Benham
Vice President - Research & Development

Dr. Mark S. Bohn
Vice President - Engineering

OTHER BUSINESSES

OKON, Inc.
Frank L. Livingston
Vice President/General Manager

Petroleum Mud Loggoing, Inc.
Jimmie D. Fletcher
General Manager

REN CORPORATION
Gary A. Roberts
President

OTHER INFORMATION

A copy of Rentech's annual report filed with the Securities & Exchange Commission on Form 10-K will be furnished without charge to any stockholder upon written request to the corporate address, attention: Investor Relations. We invite you to learn more about Rentech, Inc. at www.rentechinc.com

ANNUAL MEETING

Tuesday, March 26, 2002 9:00 a.m. local time
Cosmopolitan Room, Courtyard by Marriott
934 16th Street
Denver, Colorado 80202